FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 10 DATED MARCH 15, 2012
TO THE PROSPECTUS DATED AUGUST 10, 2011

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2011 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 8 dated January 11, 2012 and supplement no. 9 dated February 9, 2012. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	information regarding our indebtedness;

•	an update to the risks related to this offering and our corporate structure;

•	an update to our affiliated companies;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 14, 2012;

•	experts information; and

•	our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2011 and 2010, as filed in our Annual Report on Form 10-K, filed on March 14, 2012.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of March 9, 2012, we had raised aggregate gross offering proceeds of approximately $264.1 million from the sale of approximately 10.6 million shares in this offering, including shares sold under our distribution reinvestment plan.

Information Regarding Our Indebtedness

As of March 9, 2012, our debt-to-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 30%. As of March 9, 2012, we had total outstanding indebtedness of approximately $92.8 million, which consisted of approximately $57.0 million drawn from a $300.0 million secured revolving credit facility, a $24.9 million mortgage loan with PNC Bank, National Association that matures on June 27, 2014, which we refer to as the Technology Way Loan, and a $10.9 million mortgage loan with Jackson National Life Insurance Company that matures on November 1, 2012, which we refer to as the Royal Ridge V Loan.

Risk Factors

Risks Related to This Offering and Our Corporate Structure
The following risk factors revise and supplement, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors – Risks Related to This Offering and Our Corporate Structure.”
The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay. We may use the most recent price paid to acquire a share in this offering or a follow-on public offering as the estimated value of our shares until we have completed our offering stage. Even when our advisor begins to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any valuation (independent or otherwise), the offering price is likely to be higher than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers, especially in light of the upfront fees that we pay in connection with the issuance of our shares.

To assist FINRA members and their associated persons that participate in this offering, pursuant to FINRA Rule 2310, we disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, our advisor estimated the value of our common shares as $25.00 per share as of December 31, 2011. The basis for this valuation is the fact that the offering price of our shares of common stock in this offering is $25.00 per share (ignoring purchase price discounts for certain categories of purchasers). Our advisor has indicated that it intends to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities - whether through this offering or follow-on public offerings ─ and have not done so for 18 months. If our board of directors determines that it is in our best interest, we may conduct follow-on offerings upon the termination of this offering. Our charter does not restrict our ability to conduct offerings in the future. (For purposes of this definition, we do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in Wells Core OP.)

Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in this offering, this reported value is likely to differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon a liquidation of the our assets because (i) there is no public trading market for the shares at this time; (ii) the $25.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, our advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.

The actual value of shares that we repurchase under our share redemption program may be substantially less than what we pay.

Under our share redemption program, shares may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares and (c) whether the redemptions are sought upon a stockholder's death, qualifying disability or qualification for federal assistance in connection with the payment of the costs of confinement to a long-term care facility. The maximum price that may be paid under the program is $25.00 per share, which is the offering price of our shares of common stock in the primary portion of this offering (ignoring purchase price discounts for certain categories of purchasers) and, as described above, the initial estimated value of our common shares disclosed to assist FINRA members and their associated persons that participate in this offering, pursuant to FINRA Rule 2310. Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in this offering, this reported value is likely to differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $25.00 per share, the actual value of the shares that we repurchase is likely to be less, and the repurchase is likely to be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.
Update Regarding Our Affiliated Companies
The following supplements the section of the prospectus under the heading “Management - Affiliated Companies.”
Sponsor
Wells Real Estate Funds is our sponsor and the sole stockholder of Wells Core Advisor, Wells Capital, Wells Investment Securities and Wells Management Company.
The current directors and executive officers of Wells Real Estate Funds who are expected to make a significant contribution to us are as follows:

Name	Age	Positions
Leo F. Wells, III	68	Sole Director
Robert F. Kennedy	45	President and Chief Operating Officer
Douglas P. Williams	61	Vice President
Randall D. Fretz	59	Vice President
Stephen G. Franklin	64	Vice President
Thomas E. Larkin	54	Vice President
Donald R. Henry	51	Vice President
The backgrounds of Messrs. Wells, Williams and Fretz are described in the “Management - Executive Officers and Directors” section of this prospectus, the background of Messrs. Franklin and Henry are described in the “Management - Our Advisor” section of this prospectus and the background of Mr. Larkin is described in the “Management - Affiliated Companies - Dealer Manager” section of this prospectus. Below is a brief description of the other executive officer of Wells Investment Securities.
Robert F. Kennedy is the President and Chief Operating Officer of Wells Real Estate Funds. He is responsible for executing corporate strategy and overseeing Wells Real Estate Funds' day-to-day business operations. Mr. Kennedy was previously Senior Vice President - Product Development and Special Projects, for Wells Real Estate Funds. In this capacity, he sought to identify new business opportunities that leveraged the company's existing core competencies of fund raising and asset management, with a primary emphasis on creating proprietary products that provided investors with opportunities to invest in alternative asset classes.
Mr. Kennedy has over 20 years experience in the investment banking industry. Prior to joining Wells Real Estate Funds in 2009, he spent the majority of his career at Wachovia Securities and, later, SunTrust Robinson Humphries. At these firms, he was responsible for the creation of structured products designed to fit unique investor needs. These products ranged from short-term funding vehicles to long-term lease transactions. Over the last 10 years, Mr. Kennedy has been particularly focused in the investment grade real estate market, primarily serving large corporations seeking to optimize corporate real estate investments. Mr. Kennedy began his career as a merger and acquisition analyst with Wheat First Securities, Inc. (acquired by Wachovia Securities). He graduated from Davidson College with a B.A. in Economics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
We were formed to acquire and operate a diversified portfolio of commercial real estate primarily consisting of high-quality, income-producing office and industrial properties leased to creditworthy entities that are primarily located in major metropolitan areas throughout the United States. As of December 31, 2011, we owned eight real estate properties, consisting of approximately 1.3 million square feet. These office properties were approximately 99.9% leased as of December 31, 2011. We have no paid employees and are externally advised and managed by Wells Core Office Income REIT Advisory Services, LLC (the "Advisor") and Wells Management Company, Inc. ("Wells Management"), wholly owned subsidiaries of Wells Real Estate Funds, Inc. ("WREF"). We have elected to be taxed as a REIT for federal income tax purposes and have operated as such beginning with our taxable year ended December 31, 2010.
We began receiving investor proceeds from the sale of our common stock under this offering in July 2010. On September 29, 2010, we raised our minimum offering of $2.5 million and commenced active operations. We began acquiring real estate assets in October 2010. We continued receiving investor proceeds under this offering through December 31, 2011. Thus, the results of our operations for the year ended December 31, 2011 are indicative of an early-stage enterprise with growing revenues and expenses associated with the acquisition of real estate assets, interest expense associated with debt financing on the acquisition of real estate assets, and general and administrative expenses that represent a high percentage of total revenues but are decreasing as the enterprise grows. As of December 31, 2011, we have raised gross offering proceeds of approximately $225.6 million through the issuance of common stock in this offering, and we have used those proceeds, net of fees, to invest in real estate and repay borrowings used to acquire real estate properties in advance of raising equity proceeds under this offering. These activities impact fluctuations in the results of our property operations and in interest expense. In addition, as required under generally accepted accounting principles ("GAAP"), we expense transaction costs incurred in connection with the acquisition of real estate assets.

With our goals of providing current income to our stockholders and preserving their capital, we view our most significant challenges as:

•	Continuing to raise sufficient amounts of equity capital in order to acquire a large, diversified portfolio while maintaining a moderate leverage ratio; and

•	Investing net offering proceeds in properties that are accretive to our distributions at a time when the demand for high-quality, income-producing properties is high.
General Economic Conditions and Real Estate Market Commentary
Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment's effect on the real estate markets in which we operate.
As measured by the U.S. gross domestic product ("GDP"), the U.S. economy's growth increased at an annual rate of 3.0% in the fourth quarter of 2011, according to estimates. While the data suggest that the economic recovery continues, the rate of recovery has slowed. For the full year of 2011, real GDP increased 1.7% compared with a 3.0% increase in 2010. The growth in real GDP in 2011 reflected positive contributions from private inventory investments, personal consumption expenditures, exports, and residential and nonresidential fixed investments. While management believes the U.S. economy is likely to continue its recovery, we believe this recovery will maintain its gradual progression. Further, this recovery will face certain headwinds as we move through 2012, due to factors such as the rate of employment expansion, election-year uncertainty, and the European sovereign debt crisis.
Real estate market fundamentals underlying the U.S. office markets mirrored the broader U.S. economy, with modest improvement in the major indicators in 2011. The vacancy rate for the U.S. as a whole stood at 12.9% for the fourth quarter, compared with the 13.3% vacancy rate this same time a year ago. There was positive net absorption of 40.2 million square feet year-to-date in 2011, up from 16.2 million square feet recorded in 2010. Additionally, 65 of 80 metropolitan statistical areas registered positive net absorption in 2011 compared with only 43 markets that did so in 2010. Average asking rents across all office classes remained fairly flat year-over-year from $22.95 in the fourth quarter 2010 to $22.81 in the fourth quarter of 2011. If the forecast for continued modest economic recovery holds, the office market should follow suit with improving fundamentals in 2012. Given the lack of new construction in the pipeline and the forecast for continued positive net absorption, which will lower vacancy levels, we believe positive rent growth should return to the broader market in 2013.
The upward trend in transaction volume continued for office properties in 2011, with sales of office properties totaling $63.5 billion, a 37% increase over 2010. Although gateway markets such as New York City; Washington, D.C.; and Chicago once again recorded the strongest transaction volume in 2011, investor attention also shifted to secondary markets and Class-A suburban offices in the major metros, something not seen in 2010. Capitalization rates (first-year income returns) continued to decline across the board, with central business district cap rates declining within 50-75 basis points of the previous cyclical low levels. Average central business district capitalization rates finished the year at 6.2%, while suburban rates remained relatively unchanged at 7.6%.
With 2012 GDP growth forecasted to be in the 2.0% to 2.5% range, the sluggish recovery experienced in 2011 will likely carry forward into the coming year. However, the outlook is for stronger leasing activity in 2012. During the 2011 mild office recovery, a noteworthy tenant-driven trend emerged that has been labeled "flight to quality," meaning that better quality properties in superior locations are outperforming the broader office market. While equilibrium in the office market on a national level is not expected until 2013, Class-A properties in desirable markets are expected to outperform as they did in 2011 due to this trend. Properties that are in top-tier markets, such as New York City; Washington, D.C.; and Chicago, with credit tenants and lack of near-term lease rollover continue to command higher prices and lower cap rates than properties without these qualities.
Impact of Economic Conditions on our Portfolio
A combination of low interest rates and investor demand for stable properties continued to put upward pressure on acquisition pricing for high-quality commercial real estate properties that met our investment objectives in 2011. Continued increases in acquisition pricing could (i) materially impact our ability to build a diversified portfolio of high-quality commercial real estate properties and (ii) impair our ability to continue to pay distributions at or near current rates. With continuing modest growth forecasted in the U.S. economy, office marketplace fundamentals are expected to improve, and landlord concessions such as reduced rents should abate over time as vacancy rates compress. As of December 31, 2011, our portfolio was 99.9% leased in five states and six metropolitan statistical areas. Although we believe that our portfolio is well-positioned to weather current market conditions, we are not immune to the adverse effects of another downturn in the economy, weak real estate fundamentals, or disruption in the credit markets. If these conditions return, they would likely adversely affect the value of our portfolio, our results of operations, and our liquidity.
Liquidity and Capital Resources
Overview
During the year ended December 31, 2011, we raised proceeds under this offering, net of payments for commissions, dealer-manager fees, other offering costs and redemptions, of approximately $182.2 million, substantially all of which was invested in real estate properties, either directly (approximately $27.9 million) or through the repayment of debt (approximately $148.6 million) used to acquire real estate properties in advance of raising equity proceeds under this offering. During the year ended December 31, 2011, we acquired the following properties using a combination of equity and debt proceeds:

				Funded with:
Property	Location	Acquisition Date	Purchase Price	Equity Proceeds	Lines of Credit Proceeds(1)	Mortgage Debt Proceeds
Westway I Building	Houston, TX	1/27/2011	$31,000,000	$9,000,000	$22,000,000	$—
Duke Bridges I & II Buildings	Frisco, TX	5/12/2011	49,000,000	13,513,144	35,486,856	—
Miramar Centre II Building	Miramar, FL	5/27/2011	20,921,636	1,621,636	19,300,000	—
7601 Technology Way Building	Denver, CO	6/27/2011	41,500,000	1,165,184	15,434,816	24,900,000
Westway II Building	Houston, TX	9/28/2011	70,313,406	1,563,406	68,750,000	—
Franklin Center Building	Columbia, MD	12/28/2011	65,000,000	1,000,000	64,000,000	—
Total			$277,735,042	$27,863,370	$224,971,672	$24,900,000

(1)
Represents proceeds from lines of credit used to fund the respective property at the time of acquisition. As of December 31, 2011, approximately $140.0 million of this total was repaid with net proceeds from this offering. The outstanding balance on our line of credit was approximately $85.0 million as of December 31, 2011.

On June 29, 2011, we entered into an amended and restated credit facility (the "Amended Regions Credit Facility") with a syndicate of banks led by Regions Capital Markets ("Regions Capital") and U.S. Bank Loan Capital Markets ("U.S. Bank"). The Amended Regions Credit Facility amends and restates in its entirety the credit facility, dated as of November 19, 2010, by and between us, Regions Capital, and U.S. Bank. Under the Amended Regions Credit Facility, we may borrow up to $300 million, subject to availability. The Amended Regions Credit Facility matures on November 19, 2013. We may borrow under the Amended Regions Credit Facility at rates equal to (1) LIBOR plus a margin that varies from 2.75% to 3.50% based on our then current leverage ratio or (2) the greater of (a) the prime rate announced by Regions Bank, (b) the Federal Funds Effective Rate plus 0.50%, or (c) the 30-day LIBOR (adjusted daily) plus 1.00%, plus a margin that varies from 1.75% to 2.50% based on our then current leverage ratio. We generally will be required to make interest-only payments.
We anticipate that our primary sources of future capital will be derived from the sale of our common stock under this offering and from net rental revenues generated from the properties we have acquired and anticipate acquiring in future periods. Stockholder distributions will be largely dependent upon, among other things, the amount of cash generated from our operating activities, our determination of near-term cash needs for capital expenditures at our properties and debt repayments, and our expectations of future operating cash flow generated from our properties.
Short-Term Liquidity and Capital Resources
Net cash provided by financing activities for the year ended December 31, 2011 was approximately $276.0 million. During the year ended December 31, 2011, we generated net proceeds from the sale of common stock under this offering, net of payments for commissions and fees, of $182.2 million, the majority of which was used to pay down debt, fund acquisition fees, and partially fund the acquisitions of the Westway I Building, the Duke Bridges I & II Buildings, the Miramar Centre II Building, the 7601 Technology Way Building, the Westway II Building, and the Franklin Center Building (collectively, the "2011 Acquisitions"). During the year ended December 31, 2011, we received gross debt proceeds of $252.3 million from the Amended Regions Credit Facility and a mortgage loan with PNC Bank, N.A. (the "Technology Way Loan"), which were used to partially fund the 2011 Acquisitions. We repaid approximately $148.6 million on our lines of credit and notes payable during the year ended December 31, 2011. We intend to generate additional equity proceeds from the sale of common stock under this offering in the future and to use those proceeds, along with additional borrowings, to make additional real estate investments and to satisfy our near-term debt requirements.
During the year ended December 31, 2011, we generated net cash from operating activities of approximately $2.3 million, which consisted primarily of rental payments and property reimbursements in excess of payments for property operating costs, acquisition-related costs, and general and administrative costs, such as legal, accounting, and other professional fees. During the year ended December 31, 2011, acquisition-related costs paid, which were funded with cash generated from the sale of common stock under this offering but which under GAAP reduces net cash provided by operating activities, were approximately $6.8 million. During the year ended December 31, 2011, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to our distribution reinvestment plan, of $6.1 million. We expect to use the majority of our future net cash flow from operating activities to fund distributions to stockholders (please refer to the Distributions section below for additional information).
During the year ended December 31, 2011, net cash used in investing activities was approximately $278.0 million and was primarily related to the 2011 Acquisitions. We expect to utilize the residual cash balance of approximately $4.7 million as of December 31, 2011 to satisfy current liabilities.
Our board of directors has declared distributions for stockholders of record from December 16, 2011 through March 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or a 6.0% annualized yield on a $25.00 original share price). We expect to pay these distributions in March 2012. Our board of directors also has declared distributions for stockholders of record from March 16, 2012 through June 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or a 6.0% annualized yield on a $25.00 original share price); we expect to pay this distribution in June 2012. We intend to utilize operating cash flow to fund these stockholder distributions; however, if necessary, we may also utilize other sources of cash to fund a portion of these distributions as our initial real estate operations stabilize over the short term.
As of December 31, 2011, the Amended Regions Credit Facility contained, among others, the following restrictive covenants:

		Actual Performance
	Covenant Level	December 31, 2011
Fixed-charge coverage ratio	Greater than 1.75x	2.77
Total debt to total asset value ratio	Less than 60%	38%
Secured debt, excluding Amended Regions Credit Facility and non-recourse debt, to consolidated tangible assets	Less than 10%	0%
Tangible net worth	Greater than $110 million	$190.2 million

•
In addition, at any time after October 1, 2011, total distributions for each fiscal year, less amounts reinvested pursuant to our distribution reinvestment plan, cannot exceed the greater of (1) 90% of funds from operations, as defined in the Amended Regions Credit Facility, as long as total distributions, less amounts reinvested pursuant to our distribution reinvestment plan, for any two consecutive quarters do not exceed 100% of funds from operations, as defined, or (2) the minimum amount required to continue to qualify as a real estate investment trust ("REIT").

As of December 31, 2011, we believe we were in compliance and expect to remain in compliance with these, and all other, restrictive covenants of the Amended Regions Credit Facility.
Long-Term Liquidity and Capital Resources
Over the long term, we expect that our primary source of capital will include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations. We anticipate funding distributions to our stockholders from net cash flows from operations; however, we may periodically borrow funds on a short-term basis to fund distributions as well.
We expect our principal demands for capital to include funding acquisitions of office and industrial properties, either directly or through investments in joint ventures; capital improvements for such properties; offering-related costs; operating expenses, including interest expense on any outstanding indebtedness; distributions; and redemptions of shares of our common stock under our share redemption plan.
In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Substantially all cash raised from operations, after payments of periodic operating expenses and certain capital expenditures required for our office and industrial properties, is anticipated to be used to pay distributions to stockholders. Therefore, to the extent that cash flows from operations are lower, distributions are anticipated to be lower as well. Substantially all net proceeds generated from the sale of shares under this offering or from debt financing will be available to fund acquisitions of office and industrial properties, capital expenditures identified at the time of acquisition, and to pay down outstanding borrowings. If sufficient equity or debt capital is not available, our future investments in office and industrial properties will be lower.
We have a policy of keeping our debt at no more than 50% of the cost of our assets (before depreciation), referred to as the debt-to-real-estate-asset ratio. Over the long term, we intend to maintain debt levels significantly less than this 50% debt-to-real-estate-asset ratio; however, we may borrow in excess of this threshold under some circumstances. As of December 31, 2011, our debt-to-gross-real-estate-asset ratio was approximately 39%. Our charter limits us from incurring debt in relation to our net assets in excess of 100%; however, we may temporarily exceed this limit upon the approval of a majority of our Conflicts Committee. Our board of directors may determine that it is in our best interest to pursue leveraged acquisitions in order to enable us to more quickly acquire a diversified portfolio of office and industrial properties. As a result, we are not able to anticipate with any degree of certainty what our debt levels will be in the short term. In accordance with our charter, if our board of directors and our Conflicts Committee approve any borrowing in excess of our leverage limitation, we will disclose such approval to our stockholders in our next quarterly report, along with an explanation for such excess.
Contractual Obligations and Commitments
As of December 31, 2011, our contractual obligations are as follows:

	Payments Due By Period
Contractual Obligations	Total	2012	2013-2014	2015-2016	Thereafter
Debt obligations	$120,954,895	$11,054,895	$109,900,000	$—	$—
Estimated interest on debt obligations	9,041,104	4,765,155	4,275,949	—	—
Tenant Allowances	633,214	633,214	—	—	—
Total	$130,629,213	$16,453,264	$114,175,949	$—	$—
Distributions
Our board of directors typically declares distributions to common stockholders in advance of a period spanning approximately one quarter using daily record dates. In determining the rate of stockholder distributions, our board considers a number of factors, including the current and future levels of cash available to fund stockholder distributions, which is dependent upon the operations of our properties, the rate at which we are able to raise equity proceeds under this offering, and the rate at which we invest these proceeds (in combination with borrowings) in new properties. In making this determination, our board of directors also considers our current and future projected financial condition, our capital expenditure requirements, our expectations of future sources of liquidity, and the annual distribution requirements necessary to maintain our status as a REIT under the Internal Revenue Code of 1986, as amended (the "Code").
When evaluating the amount of current and future cash available to fund distributions to stockholders, we consider net cash provided by operating activities (as measured in the accompanying GAAP-basis consolidated statements of cash flows). We also consider certain costs that were incurred for the purpose of generating future earnings and appreciation in value over the long term, including acquisition-related costs. As required by GAAP, we expense all acquisition-related costs as incurred. Acquisition-related costs include acquisition fees payable to the Advisor (see Note 9 to our accompanying consolidated financial statements); customary third-party costs, such as legal fees and expenses; costs of appraisals; accounting fees and expenses; title insurance premiums; and other closing costs. As provided in this prospectus, acquisition-related costs are funded with cash generated from the sale of common stock in this offering and, therefore, are not funded with cash generated from operations.
Our board of directors declared distributions for stockholders of record from December 16, 2010 through February 28, 2011 in an amount equal to $0.003425 (0.3425 cents) per day, per share (a 5.0% annualized yield on a

$25.00 original share price), and declared distributions for stockholders of record from March 1, 2011 through March 15, 2011 in an amount equal to $0.004110 (0.4110 cents) per day, per share (a 6.0% annualized yield on a $25.00 original share price). These distributions were paid in March 2011.
Our board of directors declared distributions for stockholders of record from March 16, 2011 through June 15, 2011 in an amount equal to $0.004110 (0.4110 cents) per day, per share (a 6.0% annualized yield on a $25.00 original share price). These distributions were paid in June 2011.
Our board of directors declared distributions for stockholders of record from June 16, 2011 through September 15, 2011 in an amount equal to $0.004110 (0.4110 cents) per day, per share (a 6.0% annualized yield on a $25.00 original share price). These distributions were paid in September 2011.
Our board of directors declared distributions for stockholders of record from September 16, 2011 through December 15, 2011 in an amount equal to $0.004110 (0.4110 cents) per day, per share (a 6.0% annualized yield on a $25.00 original share price). These distributions were paid in December 2011.
For the year ended December 31, 2011, we paid total distributions to stockholders, including amounts reinvested in our common stock pursuant to our distribution reinvestment plan, of $6.1 million. During the same period, net cash provided by operating activities was approximately $2.3 million. In accordance with Accounting Standards Codification Topic 805 Business Combinations ("ASC 805"), which became effective for the year ended December 31, 2009, this amount was reduced by approximately $6.8 million of acquisition-related costs paid during the year ended December 31, 2011, which were funded from net proceeds received from this offering. As a result, the distributions paid to common stockholders for the year ended December 31, 2011, as described above, were funded with approximately $2.3 million (reflecting the impact of ASC 805 as described above) from our operating activities, and the remaining amount of approximately $3.8 million was funded from our borrowings. Borrowings have been used to fund distributions to the extent that acquisition-related costs have reduced net cash flows from operating activities.
Our board of directors has declared distributions for stockholders of record from December 16, 2011 through March 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or a 6.0% annualized yield on a $25.00 original share price); we expect to pay these distributions in March 2012. Our board of directors also has declared distributions for stockholders of record from March 16, 2012 through June 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share (or a 6.0% annualized yield on a $25.00 original share price); we expect to pay this distribution in June 2012.
Over the long term, we expect to fund stockholder distributions principally with cash flow from operations (reflecting the impact of ASC 805); however, in the short term, we may also temporarily use borrowings to fund stockholder distributions to bridge the gap between timing differences that may arise between the rate at which we are able to raise equity proceeds under this offering and the rate at which we are able to deploy equity into income-producing properties.
Results of Operations
Overview
This offering was declared effective on June 10, 2010. Following the receipt and acceptance of subscriptions for the minimum offering of $2.5 million on September 29, 2010, we commenced active operations and acquired our first real estate property in October 2010. Accordingly, the results of operations presented for the years ended December 31, 2011 and 2010 are not directly comparable.
Our results of operations are not indicative of those expected in future periods, as we expect that rental revenue, tenant reimbursements, property operating costs, asset and property management fees, depreciation, amortization, general and administrative expenses, and acquisition fees and expenses will increase in future periods as a result of anticipated future acquisitions of real estate assets.

Comparison of the year ended December 31, 2010 vs. the year ended December 31, 2011
Rental income and tenant reimbursements increased from approximately $0.7 million and $0.1 million, respectively, for the year ended December 31, 2010 to approximately $13.5 million and $5.0 million, respectively, for the year ended December 31, 2011, primarily as a result of the growth in the portfolio during 2011 and owning the properties acquired in 2010 for a full year. Rental income and tenant reimbursements are expected to continue to increase in future periods, as compared to historical periods, as a result of owning the assets acquired during 2011 for an entire year and future acquisitions of real estate assets.
Property operating costs and asset and property management fees increased from approximately $0.2 million and $44,000, respectively, for the year ended December 31, 2010 to approximately $6.6 million and $1.4 million, respectively, for the year ended December 31, 2011, primarily as a result of the growth in the portfolio during 2011 and owning the properties acquired in 2010 for a full year. Property operating costs and property management fees represent approximately 36% and 43% of total revenue for the years ended December 31, 2010 and 2011, respectively. Property operating costs and asset and property management fees are expected to continue to increase in future periods, as compared to historical periods, due to owning the assets acquired during 2011 for an entire year and future acquisitions of real estate assets.
Depreciation of real estate and amortization of lease costs increased from approximately $0.3 million and $0.1 million, respectively, for the year ended December 31, 2010 to approximately $4.5 million and $2.5 million, respectively, for the year ended December 31, 2011, primarily due to the acquisition of properties during 2011 and owning the properties acquired in 2010 for a full year. Amortization increased at a higher rate than depreciation primarily because the period of amortization for lease assets is the respective lease term, which is generally shorter than the useful life over which buildings and improvements are depreciated. Depreciation and amortization are expected to continue to increase in future periods, as compared to historical periods, due to owning the assets acquired during 2011 for an entire year and future acquisitions of real estate assets.
General and administrative expenses increased from approximately $0.7 million for the year ended December 31, 2010 to approximately $2.9 million for the year ended December 31, 2011, primarily due to increases in salary expense reimbursements payable to the Advisor as a result of acquiring additional properties during 2011 and owning the properties acquired in 2010 for a full year. General and administrative expenses, as a percent of total revenues, decreased from approximately 92% for the year ended December 31, 2010 to approximately 16% for the year ended December 31, 2011. In connection with the acquisition of additional real properties, we anticipate future general and administrative expenses to continue to increase as measured in gross dollars and to continue to decrease as a percentage of total revenues as we achieve greater economies of scale with a larger portfolio of real estate assets in future periods, as compared to historical periods.
Acquisition fees and expenses increased from approximately $0.7 million for the year ended December 31, 2010 to approximately $6.8 million for the year ended December 31, 2011, primarily due to an increase in the amount of equity proceeds raised under this offering. We incur acquisition fees equal to 2% of gross offering proceeds raised. Please refer to Note 9 – Related-Party Transactions and Agreements in the accompanying consolidated financial statements for additional details. We expect future acquisition fees and expenses to continue to increase as we raise additional gross offering proceeds under this offering and acquire additional real estate assets.
Interest expense increased from approximately $0.3 million for year ended December 31, 2010 to approximately $3.8 million for the year ended December 31, 2011, primarily due to an increase in our average outstanding borrowings in connection with the acquisition of properties during 2011. Future levels of interest expense will vary, primarily based on the amounts of future borrowings and the costs of borrowings. Future borrowings will be used primarily to fund future acquisitions of real estate assets or interests therein. Accordingly, the amounts of future borrowings and future interest expense will be largely dependent upon the level of additional investor proceeds raised in this offering, the opportunities to acquire real estate assets consistent with our investment objectives, and the timing of such future acquisitions.

Our net loss increased from approximately $1.5 million for the year ended December 31, 2010 to approximately $10.1 million for the year ended December 31, 2011, primarily due to an approximately $5.0 million increase in our real estate operating loss and an increase in our interest expense of approximately $3.5 million. We sustained a net loss for the year ended December 31, 2011 as a result of incurring a real estate operating loss of approximately $6.2 million and interest expense of approximately $3.8 million. Our real estate operating loss was primarily due to incurring acquisition fees and expenses of approximately $6.8 million, which were funded with proceeds raised from the sale of our common stock in this offering. Interest expense was incurred in connection with borrowings used to finance the purchase of real estate properties in 2010 and 2011. We leveraged our real estate acquisitions with substantial short-term and medium-term borrowings as a result of consummating the acquisitions in advance of raising investor proceeds under this offering. Our net loss per share improved from approximately $13.48 for the year ended December 31, 2010 to $2.26 for the year ended December 31, 2011 due to an approximate increase in weighted-average shares outstanding of 4.3 million shares, offset by the increase in our net loss. As we continue to raise equity under this offering to acquire additional real estate properties and repay current and future borrowings, and as we continue to earn operating income from our current and future real estate properties, we anticipate moving from a net loss to a net income position. The level of future net income (loss) per share will vary, primarily based on the level of equity proceeds raised and the rate at which we are able to invest such proceeds in income-generating real estate assets.
Results of Operations for the Year Ended December 31, 2010
We sustained a net loss for the year ended December 31, 2010 of approximately $1.5 million as a result of incurring a real estate operating loss of approximately $1.2 million and interest expense of approximately $0.3 million. Our real estate operating loss was primarily due to incurring acquisition fees and expenses of approximately $0.7 million, as well as administrative fees during the start-up phase, which were funded with proceeds raised from the sale of our common stock in this offering. Interest expense was incurred in connection with borrowings used to finance the purchase of real estate properties. We leveraged our real estate acquisitions with substantial short-term and medium-term borrowings as a result of sourcing the acquisitions in advance of raising investor proceeds under this offering. Our loss per share available to common stockholders for the year ended December 31, 2010 was $13.48.
Funds From Operations, Modified Funds From Operations, and Adjusted Funds From Operations
Funds from Operations ("FFO"), as defined by NAREIT, is a non-GAAP financial measure considered by some equity REITs in evaluating operating performance. FFO is computed as GAAP net income (loss), adjusted to exclude: extraordinary items, gains (or losses) from property sales (including deemed sales and settlements of pre-existing relationships), depreciation and amortization of real estate assets, impairment write-downs for depreciable real estate, and adjustments for earnings allocated to noncontrolling interests in consolidated partnerships. We believe it is useful to consider GAAP net income, adjusted to exclude the above-mentioned items, when assessing our performance because excluding the above-described adjustments highlights the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be readily apparent from GAAP net income alone.
We do not, however, believe that FFO is the best measure of the sustainability of our operating performance. Changes in GAAP accounting and reporting rules that were put into effect after the establishment of NAREIT's definition of FFO in 1999 result in the inclusion of a number of items in FFO that do not correlate with the sustainability of our operating performance (e.g., acquisition expenses and amortization of certain in-place lease intangible assets and liabilities, among others). Therefore, in addition to FFO, we present the additional supplemental measures described below.
The Investment Program Association ("IPA"), an industry trade group, has standardized a measure known as modified funds from operations ("MFFO"), which the IPA has recommended as a supplemental measure for publicly registered, non-listed REITs. Because MFFO excludes costs that are considered more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect operations only in periods in which properties are acquired, MFFO can provide, on a going-forward basis, an indication of the sustainability of operating performance after the period in which properties are acquired. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after this offering has been completed and our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance after this offering and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities.
We define MFFO, a non-GAAP measure, consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. Our MFFO calculation complies with the IPA's Practice Guideline and excludes the following income and expenses:

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Additional amortization of lease assets (liabilities). GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions. As a result, management believes that by excluding these charges, MFFO provides useful supplemental information that is reflective of the performance of our real estate investments, which is useful in assessing the sustainability of our operations.

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Straight-line rental income. In accordance with GAAP, rental payments are recognized as income on a straight-line basis over the terms of the respective leases. Thus, for any given period, straight-line rental income represents the difference between the contractual rental billings for that period and the average rental billings over the lease term for the same length of time. This application results in income recognition that can differ significantly from the current contract terms. By adjusting for this item, we believe MFFO provides useful supplemental information reflective of the realized economic impact of our leases, which is useful in assessing the sustainability of our operating performance.

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Real estate acquisition-related costs. Acquisition expenses are incurred for investment purposes (i.e., to promote portfolio appreciation and generation of future earnings over the long term) and, therefore, do not correlate with the ongoing operations of our portfolio. We believe that excluding these items from MFFO provides supplemental information indicative of the sustainability of our operations. This exclusion also improves comparability of our reporting periods and of our company with other real estate operators.

Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation than they are during the period after their capital raising activities have ceased. As disclosed in this prospectus, we will use the proceeds raised in this offering to acquire properties, repay indebtedness used to acquire properties, and increase our borrowing capacity. We have opted to use substantial short-term and medium-term borrowings to acquire properties in advance of raising equity proceeds under this offering in order to more quickly build a larger and more diversified portfolio. In conjunction with certain acquisitions, we may enter into a master lease agreement with the seller, whereby the seller is obligated to pay us rent pertaining to certain spaces impacted by existing rental abatements. As such, in addition to the above items prescribed by IPA's Practice Guideline, we also adjust for non-cash interest expense and master lease proceeds. Non-cash interest expense represents amortization of financing costs paid to secure short-term and medium-term borrowings. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio. In accordance with GAAP, amounts received from a seller are recorded as an adjustment to the basis of real estate assets at the time of acquisition, and, accordingly, are not included in revenues, net income, or FFO. This application results in income recognition that can differ significantly from current contract terms. Management believes that the resulting measure, which we refer to as adjusted funds from operations ("AFFO"), provides supplemental information that (i) allows for better comparability of reporting periods and (ii) is reflective of the realized economic impact of our leases (including master leases) that is useful in assessing the sustainability of our operating performance. We also believe that AFFO is useful in comparing the sustainability of our operating performance after our offerings and acquisitions are completed with the sustainability of the operating performance of other real estate companies that are not as involved in significant acquisition and short-term borrowing activities.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO, MFFO, and AFFO the same way, so comparisons with other REITs may not be meaningful. FFO, MFFO, and AFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.
Reconciliations of our net loss to FFO, MFFO, and AFFO for the years ended December 31, 2011 and 2010 are provided below:

	Year Ended December 31,
	2011	2010
Reconciliation of Net Loss to FFO, MFFO, and AFFO:
Net loss	$(10,071,668)	$(1,543,623)
Adjustments:
Depreciation of real estate assets	4,484,518	252,225
Amortization of lease-related costs	2,480,235	88,795
Total Funds From Operations adjustments	6,964,753	341,020
Funds From Operations	(3,106,915)	(1,202,603)

Other income (expenses) included in net loss that do not correlate with our operations:
Additional amortization of lease assets	1,019,736	22,000
Straight-line rental income	(793,750)	(38,515)
Real estate acquisition-related costs	6,784,605	668,855
Total Modified Funds From Operations adjustments	7,010,591	652,340
Modified Funds From Operations	3,903,676	(550,263)

Noncash interest expense	1,199,324	152,990
Master lease proceeds	535,038	—
Adjusted Funds From Operations	$5,638,038	$(397,273)
Portfolio Information
As of December 31, 2011, we owned interests in eight office properties located in five states, all of which are wholly owned. As of December 31, 2011, our office properties were approximately 99.9% leased, with an average lease term remaining of approximately 6.6 years.
As of December 31, 2011, our highest tenant concentrations were as follows:

Tenant	2011 Annualized Base Rent(1)	Percentage of 2011 Annualized Base Rent
GE Oil & Gas, Inc.	$6,535,889	18%
Science Applications International Corporation	5,700,352	16%
T-Mobile West	5,484,988	15%
Jackson National Life Insurance Co.	5,237,217	14%
	$22,958,446	63%

(1)	Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2011, multiplied by 12 months. The amount reflects total rent before rent abatements.

As of December 31, 2011, our highest tenant industry concentrations were as follows:

Industry	2011 Annualized Base Rent(1)	Rentable Square Feet	Percentage of 2011 Annualized Base Rent
Insurance Carriers	$7,978,360	279,269	22%
Electronic & Other Electric Equipment	6,535,889	184,082	18%
Business Services	5,700,352	198,634	16%
Communication	5,484,988	256,772	15%
Wholesale Trade-Durable Goods	3,702,318	128,867	10%
	$29,401,907	1,047,624	81%

(1)	Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2011, multiplied by 12 months. The amount reflects total rent before rent abatements.

As of December 31, 2011, our highest geographic concentrations by metropolitan statistical area ("MSA") were as follows:

MSA	2011 Annualized Base Rent(1)	Rentable Square Feet	Percentage of 2011 Annualized Base Rent
Houston	$12,584,051	386,335	34%
Dallas	8,332,186	403,809	23%
Baltimore	5,743,342	200,593	16%
Denver	5,237,217	182,875	14%
	$31,896,796	1,173,612	87%

(1)	Represents the monthly contractual base rent and recoveries from tenants under existing leases as of December 31, 2011, multiplied by 12 months. The amount reflects total rent before rent abatements.

Election as a REIT
We have elected to be taxed as a REIT under the Code and have operated as such beginning with our taxable year ended December 31, 2010. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income, as defined in the Code, to our stockholders, computed without regard to the dividends-paid deduction and by excluding our net capital gain. As a REIT, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for that year and for the four years following the year during which qualification is lost, unless the Internal Revenue Service ("IRS") grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to our stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.
Wells Core REIT TRS, LLC ("Wells Core TRS"), is a wholly owned subsidiary of Wells Core Office Income REIT that is organized as a Delaware limited liability company. We have elected to treat Wells Core TRS as a taxable REIT subsidiary. We may perform additional, noncustomary services for tenants of buildings that we own through Wells Core TRS, including any real estate or non-real-estate-related services; however, any earnings related to such services are subject to federal and state income taxes. In addition, for us to continue to qualify as a REIT, we must limit our investments in taxable REIT subsidiaries to 25% of the value of our total assets. Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse.

No provision for federal income taxes has been made in our accompanying consolidated financial statements as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to property operations in certain locations, which have been provided for in our accompanying consolidated financial statements.
Inflation
We are exposed to inflation risk, as income from long-term leases is intended to be the primary source of our cash flows from operations. As is true for our current leases, we anticipate that there will be provisions in the majority of our future tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions could include rent steps; reimbursement billings for operating expense pass-through charges; real estate tax and insurance reimbursements on a per-square-foot basis; or in some cases, annual reimbursement of operating expenses above a certain per-square-foot allowance. However, due to the long-term nature of the leases, the leases may not reset frequently enough to fully cover inflation.
Application of Critical Accounting Policies
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.
Investment in Real Estate Assets
We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the assets to determine the appropriate useful lives. These assessments have a direct impact on net income. The estimated useful lives of our assets by class are as follows:

Buildings	40 years
Building improvements	5-25 years
Site improvements	15 years
Tenant improvements	Shorter of lease term or economic life
Intangible lease assets	Lease term
Evaluating the Recoverability of Real Estate Assets
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable.
When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, we adjust the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognize an impairment loss. Estimated fair values are calculated based on the following information, in order of preference, depending upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. We have determined that there has been no impairment in the carrying value of our real estate assets and related intangible assets to date.
Projections of expected future operating cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property's fair value and could result in the misstatement of the carrying value of our real estate assets and related intangible assets and net income (loss).
Allocation of Purchase Price of Acquired Assets
Upon the acquisition of real properties, we allocate the purchase price of properties to tangible assets, consisting of land and building, site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on our estimate of their fair values.
The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors we consider in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.
Intangible Assets and Liabilities Arising from In-Place Leases Where We Are the Lessor
As further described below, in-place leases where we are the lessor may have values related to: direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates:

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Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management's consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

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The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

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The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

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The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-

place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.
As of December 31, 2011 and 2010, we had the following gross intangible in-place lease assets and liabilities:

	As of December 31, 2011
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$12,272,836	$25,957,852	$11,603,740	$1,105,083
Accumulated Amortization	(970,181)	(1,690,655)	(876,870)	(29,746)
Net	$11,302,655	$24,267,197	$10,726,870	$1,075,337

	As of December 31, 2010
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$1,067,012	$1,138,559	$1,538,281	$—
Accumulated Amortization	(22,000)	(39,074)	(49,721)	—
Net	$1,045,012	$1,099,485	$1,488,560	$—
For the years ended December 31, 2011 and 2010, we recognized the following amortization of intangible lease assets and liabilities:

For the year ended December 31:	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
2011	$948,181	$1,651,581	$827,149	$29,746
2010	$22,000	$39,074	$49,721	$—
The remaining net intangible lease assets and liabilities as of December 31, 2011 will be amortized as follows:

For the year ending December 31:	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
2012	$1,884,234	$3,825,063	$1,709,632	$115,146
2013	1,874,518	3,795,388	1,704,313	115,146
2014	1,869,949	3,767,368	1,701,811	115,146
2015	1,834,621	3,654,807	1,602,434	115,146
2016	1,828,228	3,580,804	1,567,761	115,146
Thereafter	2,011,105	5,643,767	2,440,919	499,607
Total	$11,302,655	$24,267,197	$10,726,870	$1,075,337
Weighted-Average Amortization Period	6 years	7 years	7 years	9 years

Evaluating the Recoverability of Intangible Assets and Liabilities
The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired, and we are required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including, but not limited to, lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In situations where the discounted cash flows of the modified in-place lease stream are less than the discounted cash flows of the original in-place lease stream, we reduce the carrying value of the intangible lease assets to reflect the modified lease terms and recognize an impairment loss. For lease extensions of in-place leases that are executed more than one year prior to the original lease expiration date, the useful life of the intangible lease assets and liabilities will be extended over the new lease term with the exception of those components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.
Related–Party Transactions and Agreements
We have entered into agreements with the Advisor, Wells Investment Securities, Inc. ("WIS"), and Wells Management whereby we pay certain fees and reimbursements to the Advisor, WIS, and Wells Management for acquisition fees, selling commissions, dealer-manager fees, property management fees, asset management fees, reimbursement of other offering costs, and reimbursement of operating costs. See Note 9 to our accompanying consolidated financial statements included herein for a discussion of the various related-party agreements and the related transactions, fees, and reimbursements.
Assertion of Legal Action Against Related Parties
On March 12, 2007, a stockholder of Piedmont Office Realty Trust, Inc. ("Piedmont REIT") filed a putative class action and derivative complaint, presently styled In re Wells Real Estate Investment Trust, Inc. Securities Litigation, in the United States District Court for the District of Maryland against, among others, Piedmont REIT; Leo F. Wells, III, our President and a director; Wells Capital, Inc. ("Wells Capital"), an affiliate of our advisor; Wells Management, our property manager; certain affiliates of WREF; the directors of Piedmont REIT; and certain individuals who formerly served as officers or directors of Piedmont REIT prior to the closing of the internalization transaction on April 16, 2007.
The complaint alleged, among other things, violations of the federal proxy rules and breaches of fiduciary duty arising from the Piedmont REIT internalization transaction and the related proxy statement filed with the U. S. Securities and Exchange Commission ("SEC") on February 26, 2007, as amended. The complaint sought, among other things, unspecified monetary damages and nullification of the Piedmont REIT internalization transaction.
On June 27, 2007, the plaintiff filed an amended complaint, which attempted to assert class action claims on behalf of those persons who received and were entitled to vote on the Piedmont REIT proxy statement filed with the SEC on February 26, 2007, and derivative claims on behalf of Piedmont REIT.
On March 31, 2008, the Court granted in part the defendants' motion to dismiss the amended complaint. The Court dismissed five of the seven counts of the amended complaint in their entirety. The Court dismissed the remaining two counts with the exception of allegations regarding the failure to disclose in the Piedmont REIT proxy statement details of certain expressions of interest in acquiring Piedmont REIT. On April 21, 2008, the plaintiff filed a second amended complaint, which alleges violations of the federal proxy rules based upon allegations that the proxy statement to obtain approval for the Piedmont REIT internalization transaction omitted details of certain expressions of interest in acquiring Piedmont REIT. The second amended complaint seeks, among other things, unspecified monetary damages, to nullify and rescind the internalization transaction, and to cancel and rescind any stock issued to the defendants as consideration for the internalization transaction. On May 12, 2008, the defendants answered and raised certain defenses to the second amended complaint. Since the filing of the second amended complaint, the plaintiff has said it intends to seek monetary damages of approximately $159 million plus prejudgment interest.
On June 23, 2008, the plaintiff filed a motion for class certification. On September 16, 2009, the Court granted the plaintiff's motion for class certification. On September 20, 2009, the defendants filed a petition for permission to appeal immediately the Court's order granting the motion for class certification with the Eleventh Circuit Court of Appeals. The petition for permission to appeal was denied on October 30, 2009.
On April 13, 2009, the plaintiff moved for leave to amend the second amended complaint to add additional defendants. The Court denied the plaintiff's motion for leave to amend on June 23, 2009.
On December 4, 2009, the parties filed motions for summary judgment. On August 2, 2010, the Court entered an order denying the defendants' motion for summary judgment and granting, in part, the plaintiff's motion for partial summary judgment. The Court ruled that the question of whether certain expressions of interest in acquiring Piedmont REIT constituted "material" information required to be disclosed in the proxy statement to obtain approval for the Piedmont REIT internalization transaction raises questions of fact that must be determined at trial.
On November 17, 2011, the court issued rulings granting several of the plaintiff's motions in limine to prohibit the defendants from introducing certain evidence, including evidence of the defendants' reliance on advice from their outside legal and financial advisors, and limiting the defendants' ability to relate their subjective views, considerations, and observations during the trial of the case. On February 23, 2012, the Court granted several of the defendants' motions, including a motion for reconsideration regarding a motion the plaintiff had filed seeking exclusion of certain evidence impacting damages, and motions seeking exclusion of certain evidence proposed to be submitted by the plaintiff. The suit has been removed from the Court's trial calendar pending resolution of a request for interlocutory appellate review of certain legal rulings made by the Court.
Mr. Wells, Wells Capital, and Wells Management believe that the allegations contained in the complaint are without merit and intend to vigorously defend this action. Although WREF believes that it has meritorious defenses to the claims of liability and damages in these actions, WREF is unable at this time to predict the outcome of these actions or reasonably estimate a range of damages, or how any liability and responsibility for damages might be allocated among the 17 defendants in the action, which includes 11 defendants not affiliated with Mr. Wells, Wells Capital, or Wells Management. The ultimate resolution of these matters could have a material adverse impact on WREF's financial results, financial condition, or liquidity.
Commitments and Contingencies
We are subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 5 and Note 7 of our accompanying consolidated financial statements for further explanation. Examples of such commitments and contingencies include:

•	the Advisory Agreement;

•	commitments under existing lease agreements;

•	the Dealer-Manager Agreement; and

•	the Master Property Management, Leasing, and Construction Agreement.
Subsequent Events
Property Under Contract
On February 8, 2012, we entered into a purchase and sale agreement to purchase a 10-story office building containing approximately 268,200 square feet (the "South Lake at Dulles Corner Building") for approximately $91.1 million, exclusive of closing costs and adjustments. The acquisition is expected to be funded with proceeds raised from this offering and proceeds from the Amended Regions Credit Facility. The South Lake at Dulles Corner Building was built in 2008 and is located on approximately 7.5 acres of land in Herndon, Virginia. The South Lake at Dulles Corner Building is currently 100% leased to two tenants and is anchored by Time Warner Cable, Inc., which leases approximately 99.5% of the building. The closing of the transaction is expected to occur on March 22, 2012; however, the consummation of the purchase of the South Lake at Dulles Corner Building is subject to certain conditions. We cannot make any assurances that the closing of this investment will occur.
Declaration of Distributions
On February 29, 2012, our board of directors declared distributions for stockholders of record from March 16, 2012 through June 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share. We expect to pay this distribution in June 2012.

Experts
The following information supplements the disclosure in the prospectus under the heading “Experts.”
The consolidated financial statements and the consolidated financial statement schedule included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and the financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Wells Core Office Income REIT, Inc.:

We have audited the accompanying consolidated balance sheets of Wells Core Office Income REIT, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity, and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wells Core Office Income REIT, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 14, 2012

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2011	2010
Assets:
Real estate assets, at cost:
Land	$29,662,900	$2,478,408
Buildings and improvements, less accumulated depreciation of $4,736,743 and $252,225 as of December 31, 2011 and 2010, respectively	224,467,544	23,370,867
Intangible lease assets, less accumulated amortization of $2,660,836 and $61,074 as of December 31, 2011 and 2010, respectively	35,569,852	2,144,497
Construction in progress	1,643,029	—
Total real estate assets	291,343,325	27,993,772
Cash and cash equivalents	4,690,866	4,433,008
Tenant receivables	1,793,734	58,276
Prepaid expenses and other assets	814,217	369,147
Deferred financing costs, less accumulated amortization of $1,299,125 and $99,801 as of December 31, 2011 and 2010, respectively	3,329,017	1,077,798
Intangible lease origination costs, less accumulated amortization of $876,870 and $49,721 as of December 31, 2011 and 2010, respectively	10,726,870	1,488,560
Deferred lease costs, less accumulated amortization of $102,806 and $0 as of December 31, 2011 and 2010, respectively	1,472,946	—
Total assets	$314,170,975	$35,420,561

Liabilities:
Lines of credit	$85,000,000	$6,175,000
Notes payable	35,954,895	11,100,000
Accounts payable and accrued expenses	6,872,046	808,283
Due to affiliates	684,914	602,918
Distributions payable	583,537	40,543
Deferred income	2,127,152	150,359
Intangible lease liabilities, less accumulated amortization of $29,746 and $0 as of December 31, 2011 and 2010, respectively	1,075,337	—
Total liabilities	132,297,881	18,877,103

Commitments and Contingencies (Note 5)

Redeemable Common Stock	2,538,167	42,703

Stockholders’ Equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 9,043,589 and 821,995 shares issued and outstanding as of December 31, 2011 and 2010, respectively	90,436	8,220
Additional paid-in capital	200,198,600	18,205,771
Cumulative distributions in excess of earnings	(18,415,942)	(1,670,533)
Redeemable common stock	(2,538,167)	(42,703)
Total stockholders' equity	179,334,927	16,500,755
Total liabilities, redeemable common stock and stockholders' equity	$314,170,975	$35,420,561
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2011	2010
Revenues:
Rental income	$13,520,603	$656,991
Tenant reimbursements	4,998,794	98,398
	18,519,397	755,389
Expenses:
Property operating costs	6,566,757	226,126
Asset and property management fees:
Related-party	1,280,985	28,664
Other	157,122	15,459
Depreciation	4,484,518	252,225
Amortization	2,480,235	88,795
General and administrative	2,943,673	695,311
Acquisition fees and expenses	6,784,605	668,855
	24,697,895	1,975,435
Real estate operating loss	(6,178,498)	(1,220,046)
Other income (expense):
Interest expense	(3,804,185)	(319,956)
Interest and other income	3,289	18
	(3,800,896)	(319,938)
Loss before income tax expense	(9,979,394)	(1,539,984)
Income tax expense	(92,274)	(3,639)
Net loss	$(10,071,668)	$(1,543,623)

Per-share information – basic and diluted:
Net loss	$(2.26)	$(13.48)
Weighted-average common shares outstanding – basic and diluted	4,452,157	114,526
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Redeemable Common Stock	Total Stockholders’ Equity
	Shares	Amount
Balance, December 31, 2009	8,000	$80	$199,920	$—	$—	$200,000

Issuance of common stock	813,995	8,140	20,339,449	—	—	20,347,589
Increase in redeemable common stock	—	—	—	—	(42,703)	(42,703)
Distributions to common stockholders ($0.26 per share)	—	—	—	(126,910)	—	(126,910)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(1,928,877)	—	—	(1,928,877)
Other offering costs	—	—	(404,721)	—	—	(404,721)
Net loss	—	—	—	(1,543,623)	—	(1,543,623)
Balance, December 31, 2010	821,995	$8,220	$18,205,771	$(1,670,533)	$(42,703)	$16,500,755

Issuance of common stock	8,233,021	82,330	205,591,435	—	—	205,673,765
Redemption of common stock	(11,427)	(114)	(285,527)	—	—	(285,641)
Increase in redeemable common stock	—	—	—	—	(2,495,464)	(2,495,464)
Distributions to common stockholders ($1.46 per share)	—	—	—	(6,673,741)	—	(6,673,741)
Commissions and discounts on stock sales and related dealer-manager fees	—	—	(19,265,055)	—	—	(19,265,055)
Other offering costs	—	—	(4,048,024)	—	—	(4,048,024)
Net loss	—	—	—	(10,071,668)	—	(10,071,668)
Balance, December 31, 2011	9,043,589	$90,436	$200,198,600	$(18,415,942)	$(2,538,167)	$179,334,927
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2010
Cash Flows from Operating Activities:
Net loss	$(10,071,668)	$(1,543,623)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Straight-line rental income	(793,750)	(38,515)
Depreciation	4,484,518	252,225
Amortization	3,499,971	110,795
Noncash interest expense	1,199,324	152,990
Changes in assets and liabilities, net of acquisitions:
Increase in other tenant receivables	(941,708)	(19,761)
Increase in prepaid expenses and other assets	(445,070)	(369,147)
Increase in accounts payable and accrued expenses	3,137,331	389,076
Increase in due to affiliates	242,789	219,481
Increase in deferred income	1,976,793	150,359
Net cash provided by (used in) operating activities	2,288,530	(696,120)

Cash Flows from Investing Activities:
Investment in real estate and earnest money paid	(277,245,814)	(29,426,144)
Deferred lease costs paid	(797,715)	—
Net cash used in investing activities	(278,043,529)	(29,426,144)

Cash Flows from Financing Activities:
Due to affiliates	(293,543)	293,543
Deferred financing costs paid	(3,450,543)	(1,230,788)
Proceeds from lines of credit and notes payable	252,250,000	25,625,000
Repayments of lines of credit and notes payable	(148,570,105)	(8,350,000)
Issuance of common stock	205,282,643	20,322,428
Redemptions of common stock	(285,641)	—
Distributions paid to stockholders	(3,249,310)	(42,746)
Distributions paid to stockholders and reinvested in shares of our common stock	(2,881,437)	(43,621)
Commissions on stock sales and related dealer-manager fees paid	(18,779,979)	(1,832,253)
Other offering costs paid	(4,009,228)	(386,291)
Net cash provided by financing activities	276,012,857	34,355,272
Net change in cash and cash equivalents	257,858	4,233,008
Cash and cash equivalents, beginning of period	4,433,008	200,000
Cash and cash equivalents, end of period	$4,690,866	$4,433,008
See accompanying notes.

WELLS CORE OFFICE INCOME REIT, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

1.	Organization
Wells Core Office Income REIT, Inc. ("Wells Core Office Income REIT") was formed on July 3, 2007 as a Maryland corporation that has elected to be taxed as a real estate investment trust ("REIT"). Substantially all of Wells Core Office Income REIT's business is conducted through Wells Core Office Income Operating Partnership, L.P. ("Wells Core OP"), a Delaware limited partnership formed on July 3, 2007. Wells Core Office Income REIT is the sole general partner of Wells Core OP. Wells Core Office Income Holdings, LLC ("Wells Core Holdings"), a Delaware limited liability company formed on November 6, 2009, is the sole limited partner of Wells Core OP. Wells Core Office Income REIT owns 100% of the interests of Wells Core Holdings and possesses full legal control and authority over the operations of Wells Core OP and Wells Core Holdings. In addition, Wells Core OP formed Wells Core REIT TRS, LLC ("Wells Core TRS"), a wholly owned subsidiary organized as a Delaware corporation, on December 13, 2011 (see Note 2). References to Wells Core Office Income REIT herein shall include Wells Core Office Income REIT and all subsidiaries of Wells Core Office Income REIT, including Wells Core OP, Wells Core Holdings, and Wells Core TRS, unless stated otherwise.
On June 10, 2010, Wells Core Office Income REIT commenced its initial public offering of up to 230,000,000 shares of common stock (the "Initial Offering") pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933, as amended, with 30,000,000 of those shares being offered through the Wells Core Office Income REIT Distribution Reinvestment Plan ("DRP"). Under the Initial Offering, the primary shares are offered at a price of $25 per share, with discounts available to certain categories of purchasers, and DRP shares are offered at a price of $23.75 per share. On September 29, 2010, Wells Core Office Income REIT received and accepted subscriptions under the Initial Offering equal to the minimum offering amount of $2.5 million, at which point active operations commenced. On January 29, 2012, the board of directors of Wells Core Office Income REIT approved an extension of the termination date of Initial Public Offering from June 10, 2012 to June 10, 2013.
As of December 31, 2011, Wells Core Office Income REIT had raised offering proceeds under the Initial Offering of approximately $225.6 million from the sale of approximately 9.0 million shares of common stock. After deductions from such gross offering proceeds for selling commissions and dealer-manager fees of approximately $20.8 million, acquisition fees of $4.5 million, and other offering expenses of approximately $4.5 million, Wells Core Office Income REIT had raised aggregate net offering proceeds of approximately $195.9 million. As of December 31, 2011, substantially all of Wells Core Office Income REIT's net offering proceeds have been invested in real properties and related assets, and approximately 191.0 million shares remain available for sale to the public under the Initial Offering, exclusive of shares available under the DRP.
Wells Core Office Income REIT acquires and operates a diversified portfolio of commercial real estate consisting primarily of high-quality, income-generating office and industrial properties located in the United States and leased or pre-leased to creditworthy companies and governmental entities. Wells Core Office Income REIT intends to invest in office and industrial properties at all stages of development, from those under construction to those with established operating histories. As of December 31, 2011, Wells Core Office Income REIT owned eight office properties, consisting of approximately 1.3 million square feet. As of December 31, 2011, these office properties were approximately 99.9% leased.
On June 7, 2010, Wells Core Office Income REIT executed an agreement with Wells Core Office Income REIT Advisory Services, LLC (the "Advisor"), under which the Advisor will perform certain key functions on behalf of Wells Core Office Income REIT, including, among others, the investment of capital proceeds and management of day-to-day operations (the "Advisory Agreement"). The Advisory Agreement was renewed for an additional one-year term on June 7, 2011. The Advisor is a wholly owned subsidiary of Wells Real Estate Funds, Inc. ("WREF") and has contracted with Wells Capital, Inc. ("Wells Capital") and Wells Management Company, Inc.

("Wells Management"), also wholly owned subsidiaries of WREF, to engage their employees to carry out, among others, the key functions enumerated above on behalf of Wells Core Office Income REIT.
Wells Core Office Income REIT's stock is not listed on a national securities exchange. However, Wells Core Office Income REIT's charter requires that in the event Wells Core Office Income REIT's stock is not listed on a national securities exchange by July 31, 2020, Wells Core Office Income REIT must either seek stockholder approval to extend or amend this listing deadline or seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells Core Office Income REIT seeks stockholder approval to extend or amend this listing date and does not obtain it, Wells Core Office Income REIT will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells Core Office Income REIT seeks and does not obtain approval to liquidate, Wells Core Office Income REIT will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2.	Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The consolidated financial statements of Wells Core Office Income REIT have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, Wells Core TRS, and any variable interest entity ("VIE") in which Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, or Wells Core TRS, was deemed the primary beneficiary. With respect to entities that are not VIEs, Wells Core Office Income REIT's consolidated financial statements shall also include the accounts of any entity in which Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, Wells Core TRS, or its subsidiaries own a controlling financial interest and any limited partnership in which Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, Wells Core TRS, or its subsidiaries own a controlling general partnership interest. In determining whether Wells Core Office Income REIT, Wells Core OP, Wells Core Holdings, or Wells Core TRS has a controlling interest, the following factors are considered, among other things:  the ownership of voting interests, protective rights, and participatory rights of the investors.
All intercompany balances and transactions have been eliminated in consolidation.
Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (the "FASB") clarified previously issued GAAP and issued new requirements related to Accounting Standards Codification Topic Fair Value Measurements and Disclosures ("ASU 2010-6"). The clarification component includes disclosures about inputs and valuation techniques used in determining fair value, and providing fair value measurement information for each class of assets and liabilities. The new requirements relate to disclosures of transfers between the levels in the fair value hierarchy, as well as the individual components in the rollforward of the lowest level (Level 3) in the fair value hierarchy. This change in GAAP became effective for Wells Core Office Income REIT beginning January 1, 2010, except for the provision concerning the rollforward of activity of the Level 3 fair value measurement, which became effective for Wells Core Office Income REIT on January 1, 2011. The adoption of ASU 2010-6 has not had a material impact on Wells Core Office Income REIT's financial statements or disclosures.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Fair Value Measurement Topic Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 converges the GAAP and International Financial Reporting Standards definition of "fair value," the requirements for measuring amounts at fair value, and disclosures about these measurements. The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The adoption of ASU 2011-04 was effective for Wells Core Office Income REIT on December 15, 2011. The adoption of ASU 2011-04 has not had a material impact on Wells Core Office Income REIT's financial statements or disclosures.

In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income Topic Presentation of Comprehensive Income ("ASU 2011-05"). ASU 2011-05 gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The adoption of ASU 2011-05 is effective for Wells Core Office Income REIT for the interim period beginning January 1, 2012, except for the specific requirement to present items that are reclassified from other comprehensive income to net income alongside their respective components of net income and other comprehensive income that has been indefinitely deferred. The adoption of ASU 2011-05 is not expected to have a material impact on Wells Core Office Income REIT's financial statements or disclosures.
Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.
Real Estate Assets
Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition or construction and any tenant improvements or major improvements and betterments that extend the useful life of the related asset. Additionally, Wells Core Office Income REIT capitalizes interest while the development of a real estate asset is in progress. There was no interest capitalized during the years ended December 31, 2011 and 2010. All costs incurred in connection with acquiring acquisitions, including acquisition fees payable to the Advisor (see Note 9), and repairs and maintenance costs are expensed as incurred.
Wells Core Office Income REIT is required to make subjective assessments as to the useful lives of our depreciable assets. Wells Core Office Income REIT considers the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. Wells Core Office Income REIT's real estate assets are depreciated or amortized using the straight-line method. The estimated useful lives of our assets by class are as follows:

Building	40 years

Building improvements	5-25 years

Site improvements	15 years

Tenant improvements	Shorter of lease term or economic life

Intangible lease assets	Lease term

Evaluating the Recoverability of Real Estate Assets
Wells Core Office Income REIT continually monitors events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets of both operating properties and properties under construction, in which Wells Core Office Income REIT has an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present that suggest that the carrying amounts of real estate assets and related intangible assets may not be recoverable, Wells Core Office Income REIT assesses the recoverability of these assets by determining whether the respective carrying values will be recovered through the estimated undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying values, Wells Core Office Income REIT adjusts the carrying value of the real estate assets and related intangible assets to the estimated fair values, pursuant to the property, plant, and equipment accounting standard for the impairment or disposal of long-lived assets, and recognizes an impairment loss. Estimated fair values are determined based on the following information, dependent upon availability: (i) recently quoted market price(s) for the subject property, or highly comparable properties, under sufficiently active and normal market conditions, or (ii) the present value of future cash flows, including estimated residual value. Wells Core Office Income REIT has determined that there has been no  impairment in the carrying value of real estate assets and related intangible assets held by Wells Core Office Income REIT to date.
Projections of expected future operating cash flows require that management estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, the number of months it takes to re-lease the property, and the number of years the property is held for investment, among other factors. The subjectivity of assumptions used in the future cash flow analysis, including discount rates, could result in an incorrect assessment of the property's fair value and could result in the misstatement of the carrying value of Wells Core Office Income REIT's real estate assets and related intangible assets and net income (loss).
Allocation of Purchase Price of Acquired Assets
Upon the acquisition of real properties, Wells Core Office Income REIT allocates the purchase price of properties to tangible assets, consisting of land, building, and site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on Wells Core Office Income REIT's estimate of their fair values in accordance with Accounting Standards Codification Topic 805 Business Combinations (see Fair Value Measurements section below for additional details).
The fair values of the tangible assets of an acquired property (which includes land, building, and site improvements) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, building, and site improvements based on management's determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.
Intangible Assets and Liabilities Arising from In-Place Leases where Wells Core Office Income REIT is the Lessor
As further described below, in-place leases with Wells Core Office Income REIT as the lessor may have values related to direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, tenant relationships, and effective contractual rental rates that are above or below market rates.

•
Direct costs associated with obtaining a new tenant, including commissions, tenant improvements, and other direct costs, are estimated based on management's consideration of current market costs to execute a similar lease. Such direct costs are included in intangible lease origination costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of opportunity costs associated with lost rentals avoided by acquiring an in-place lease is calculated based on contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Such opportunity costs ("Absorption Period Costs") are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of tenant relationships is calculated based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. Values associated with tenant relationships are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

•
The value of effective rental rates of in-place leases that are above or below the market rates of comparable leases is calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be received pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.
As of December 31, 2011 and 2010, Wells Core Office Income REIT had the following gross intangible in-place lease assets and liabilities:

	As of December 31, 2011
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$12,272,836	$25,957,852	$11,603,740	$1,105,083
Accumulated Amortization	(970,181)	(1,690,655)	(876,870)	(29,746)
Net	$11,302,655	$24,267,197	$10,726,870	$1,075,337

	As of December 31, 2010
	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
Gross	$1,067,012	$1,138,559	$1,538,281	$—
Accumulated Amortization	(22,000)	(39,074)	(49,721)	—
Net	$1,045,012	$1,099,485	$1,488,560	$—
During the years ended December 31, 2011 and 2010, Wells Core Office Income REIT recognized the following amortization of intangible lease assets and liabilities:

For the year ended December 31:	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
2011	$948,181	$1,651,581	$827,149	$29,746
2010	$22,000	$39,074	$49,721	$—

The remaining net intangible lease assets and liabilities as of December 31, 2011 will be amortized as follows:

For the year ending December 31:	Intangible Lease Assets		Intangible Lease Origination Costs	Intangible Below-Market In-Place Lease Liabilities
	Above-Market In-Place Lease Assets	Absorption Period Costs
2012	$1,884,234	$3,825,063	$1,709,632	$115,146
2013	1,874,518	3,795,388	1,704,313	115,146
2014	1,869,949	3,767,368	1,701,811	115,146
2015	1,834,621	3,654,807	1,602,434	115,146
2016	1,828,228	3,580,804	1,567,761	115,146
Thereafter	2,011,105	5,643,767	2,440,919	499,607
Total	$11,302,655	$24,267,197	$10,726,870	$1,075,337
Weighted-Average Amortization Period	6 years	7 years	7 years	9 years

Evaluating the Recoverability of Intangible Assets and Liabilities
The values of intangible lease assets and liabilities are determined based on assumptions made at the time of acquisition and have defined useful lives, which correspond with the lease terms. There may be instances in which intangible lease assets and liabilities become impaired, and we are required to expense the remaining asset or liability immediately or over a shorter period of time. Lease restructurings, including, but not limited to, lease terminations and lease extensions, may impact the value and useful life of in-place leases. In-place leases that are terminated, partially terminated, or modified will be evaluated for impairment if the original in-place lease terms have been modified. In situations where the discounted cash flows of the modified in-place lease stream are less than the discounted cash flows of the original in-place lease stream, we reduce the carrying value of the intangible lease assets to reflect the modified lease terms and recognize an impairment loss. For lease extensions of in-place leases that are executed more than one year prior to the original lease expiration date, the useful life of the intangible lease assets and liabilities will be extended over the new lease term with the exception of those components, such as lease commissions and tenant allowances, which have been renegotiated for the extended term. Renegotiated in-place lease components, such as lease commissions and tenant allowances, will be amortized over the shorter of the useful life of the asset or the new lease term.
Cash and Cash Equivalents
Wells Core Office Income REIT considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value, and may consist of investments in money market accounts. There are no restrictions on the use of Wells Core Office Income REIT's cash balances as of December 31, 2011 and 2010.
Tenant Receivables
Tenant receivables are comprised of rental and reimbursement billings due from tenants and the cumulative amount of future adjustments necessary to present rental income on a straight-line basis. Tenant receivables are recorded at the original amount earned, less an allowance for any doubtful accounts, which approximates fair value. Management assesses the realizability of tenant receivables on an ongoing basis and, if necessary, will provide allowances for such balances, or portions thereof, as they become uncollectible in general and administrative expenses. As of December 31, 2011 and 2010, no such allowances are considered necessary.

Prepaid Expenses and Other Assets
Prepaid expenses and other assets are primarily comprised of escrowed cash, which represents deposits paid in connection with future acquisitions and borrowings; escrow accounts held by lenders to pay future real estate taxes, insurance, and tenant improvements; prepaid taxes and insurance; utility deposits; and prepaid director fees. Prepaid expenses and other assets are expensed as incurred or reclassified to other asset accounts upon being put into service in future periods.
Deferred Financing Costs
Deferred financing costs are comprised of costs incurred in connection with securing financing from third-party lenders and are capitalized and amortized over the term of the related financing arrangements. Wells Core Office Income REIT recognized amortization of deferred financing costs for the years ended December 31, 2011 and 2010 of approximately $1,199,000 and $153,000, respectively, which is included in interest expense in the accompanying consolidated statements of operations.
Deferred Lease Costs
Deferred lease costs include (i) costs incurred to procure leases, which are capitalized and recognized as amortization expense on a straight-line basis over the terms of the leases and (ii) common area maintenance costs that are recoverable from tenants under the terms of the existing leases; such costs are capitalized and recognized as operating expenses over the shorter of the lease term or the recovery period provided for in the lease. Wells Core Office Income REIT recognized amortization of deferred lease costs of $102,806 and $0 for the years ended December 31, 2011 and 2010, respectively, the majority of which is recorded as amortization. Upon receiving notification of a tenant's intention to terminate a lease, unamortized deferred lease costs are amortized over the shortened lease period.
Redeemable Common Stock
Under Wells Core Office Income REIT's share redemption program, as amended ("SRP"), the decision to honor redemptions, subject to certain plan requirements and limitations, falls outside the control of Wells Core Office Income REIT. As a result, Wells Core Office Income REIT records redeemable common stock in the temporary equity section of its consolidated balance sheet. Wells Core Office Income REIT's Amended SRP currently requires Wells Core Office Income REIT to honor redemption requests made within two years following a stockholder's death, qualifying disability or qualification for federal assistance in connection with the payment of costs of confinement to a long-term care facility, of a stockholder, subject to certain limitations. Wells Core Office Income REIT's capacity to honor redemptions is limited to (i) the amount of net proceeds raised under the DRP during the immediately preceding 12-month period, or (ii) 5% of the weighted-average numbers of shares outstanding in the immediately preceding 12-month period. Accordingly, as of December 31, 2011, redeemable common stock is measured at an amount equal to the net proceeds raised under the DRP during the immediately preceding 12-month period. As of December 31, 2011, approximately $285,600, or 11,427 shares, of Wells Core Office Income REIT's common stock had been redeemed. As of December 31, 2011, all eligible shares tendered for redemption were redeemed. No shares eligible to be redeemed under the SRP were submitted for redemption during the year ended December 31, 2010.
Preferred Stock
Wells Core Office Income REIT is authorized to issue up to 10.0 million shares of one or more classes or series of preferred stock with a par value of $0.01 per share. Wells Core Office Income REIT's board of directors may determine the relative rights, preferences, and privileges of each class or series of preferred stock issued, which may be more beneficial than the rights, preferences, and privileges attributable to Wells Core Office Income REIT's common stock. To date, Wells Core Office Income REIT has not issued any shares of preferred stock.

Common Stock
The par value of Wells Core Office Income REIT's issued and outstanding shares of common stock is recorded as common stock. The remaining gross proceeds are recorded as additional paid-in capital. See Note 6.
Distributions
In order to qualify to be taxed as a REIT, Wells Core Office Income REIT is required by the Internal Revenue Code of 1986, as amended (the "Code"), to make distributions to stockholders each taxable year equal to at least 90% of its REIT taxable income, computed without regard to the dividends-paid deduction and by excluding net capital gains attributable to stockholders. Distributions to the stockholders are determined by the board of directors of Wells Core Office Income REIT and are dependent upon a number of factors relating to Wells Core Office Income REIT, including funds available for payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain Wells Core Office Income REIT's status as a REIT under the Code.
Fair Value of Financial Instruments
Wells Core Office Income REIT estimated the fair value of its credit facility with Regions Bank by obtaining estimates for similar facilities from multiple lenders as of the respective reporting dates. The fair values of the Royal Ridge V and Technology Way loans were estimated based on discounted cash flow analyses using the current market borrowing rates for similar types of borrowing arrangements as of the respective reporting dates (see Note 4 for additional information).
Revenue Recognition
All leases on real estate assets held by Wells Core Office Income REIT are classified as operating leases, and the related base rental income is generally recognized on a straight-line basis over the terms of the respective leases. Tenant reimbursements are recognized as revenue in the period that the related operating cost is incurred and are billed to tenants pursuant to the terms of the underlying leases. Rental income and tenant reimbursements collected in advance are recorded as deferred income in the accompanying consolidated balance sheets. Lease termination fees are recorded as other property income and recognized once the tenant has lost the right to lease the space and Wells Core Office Income REIT has satisfied all obligations under the related lease or lease termination agreement.
In conjunction with certain acquisitions, Wells Core Office Income REIT has entered into master lease agreements with various sellers, whereby the sellers are obligated to pay rent pertaining to certain non-revenue-producing spaces either at the time of, or subsequent to, the property acquisition. These master leases were established at the time of acquisition to mitigate the potential negative effects of lost rental revenues and tenant reimbursement income. Wells Core Office Income REIT records payments received under master lease agreements as a reduction of the basis of the underlying property at the time of acquisition rather than rental and tenant reimbursement income.

Earnings Per Share
Basic earnings (loss) per share is calculated as net income (loss) attributable to common stockholders divided by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share equals basic earnings (loss) per share, adjusted to reflect the dilution that would occur if all outstanding securities convertible into common shares or contracts to issue common shares were converted/exercised and the related proceeds were used to repurchase common shares. No shares have been granted or are outstanding under the 2010 Long-Term Incentive Plan (see Note 6); therefore, the 2010 Long-Term Incentive Plan does not currently impact diluted earnings (loss) per share. Therefore, basic earnings (loss) per share equals diluted earnings (loss) per share for each of the periods presented.

Income Taxes
Wells Core Office Income REIT has elected to be taxed as a REIT under the Code and has operated as such beginning with its taxable year ended December 31, 2010. To qualify as a REIT, Wells Core Office Income REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its REIT taxable income, as defined by the Code, to its stockholders. As a REIT, Wells Core Office Income REIT generally will not be subject to federal income tax on taxable income it distributes to stockholders. If Wells Core Office Income REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal and state income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants Wells Core Office Income REIT relief under certain statutory provisions.
Wells Core Office Income REIT has elected to treat Wells Core TRS as a taxable REIT subsidiary. Wells Core Office Income REIT may perform certain additional, noncustomary services for tenants of its buildings through Wells Core TRS; however, any earnings related to such services are subject to federal and state income taxes. In addition, for Wells Core Office Income REIT to continue to qualify as a REIT, Wells Core Office Income REIT must limit its investments in taxable REIT subsidiaries to 25% of the value of the total assets of Wells Core Office Income REIT. Deferred tax assets and liabilities represent temporary differences between the financial reporting basis and the tax basis of assets and liabilities based on the enacted rates expected to be in effect when the temporary differences reverse. Wells Core Office Income REIT records interest and penalties related to uncertain tax positions as general and administrative expense in the accompanying consolidated statements of operations.
Fair Value Measurements
Wells Core Office Income REIT estimates the fair value of its assets and liabilities (where currently required under GAAP) consistent with the provisions of the accounting standard for fair value measurements and disclosures. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. While various techniques and assumptions can be used to estimate fair value depending on the nature of the asset or liability, the accounting standard for fair value measurements and disclosures provides the following fair value technique parameters and hierarchy, depending upon availability:
Level 1 - Assets or liabilities for which the identical term is traded on an active exchange, such as publicly traded instruments or futures contracts.
Level 2 - Assets and liabilities valued based on observable market data for similar instruments.
Level 3 - Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.
Wells Core Office Income REIT applies the provisions of the accounting standard for fair value measurements and disclosures to the allocation of the purchase price of acquired properties to assets and liabilities based on Level 3 assumptions. In addition, Wells Core Office Income REIT applies the provisions of the accounting standard for fair value measurements and disclosures to the estimations of fair value of all debt instruments based on Level 2 assumptions.
Operating Segments
Wells Core Office Income REIT operates in a single reporting segment, and the presentation of Wells Core Office Income REIT's financial condition and performance is consistent with the way in which Wells Core Office Income REIT's operations are managed.

3.     Real Estate Acquisitions
During the years ended December 31, 2011 and 2010, Wells Core Office Income REIT acquired the following properties:

Property Name	Location	Acquisition Date	Land	Buildings and Improvements	Intangible Lease Assets	Intangible Lease Origination Costs	Intangible Lease Liabilities	Total Purchase Price(1)	Lease Details
2011
Westway I Building	Houston, TX	1/27/2011	$2,300,000	$24,645,922	$3,106,918	$947,160	$—	$31,000,000	(2)
Duke Bridges I & II Buildings	Frisco, TX	5/12/2011	7,143,737	31,895,277	7,962,752	1,998,234	—	49,000,000	(3)
Miramar Centre II Building	Miramar, FL	5/27/2011	3,204,401	14,719,570	2,230,262	767,403	—	20,921,636	(4)
7601 Technology Way Building	Denver, CO	6/27/2011	5,932,955	29,327,213	5,143,258	1,096,574	—	41,500,000	(5)
Westway II Building	Houston, TX	9/28/2011	2,511,552	58,760,267	7,936,504	2,210,166	(1,105,083)	70,313,406	(6)
Franklin Center Building	Columbia, MD	12/28/2011	6,091,847	46,216,808	9,645,423	3,045,922	—	65,000,000	(7)
2010
Royal Ridge V Building	Irving, TX	10/7/2010	1,062,810	15,534,616	615,191	921,971	—	18,134,588	(8)
333 East Lake Street Building	Bloomingdale, IL	11/19/2010	1,415,598	8,088,476	1,590,380	616,310	—	11,710,764	(9)
Total			$29,662,900	$229,188,149	$38,230,688	$11,603,740	$(1,105,083)	$307,580,394

(1)
Purchase price is presented exclusive of closing costs and acquisition fees and has been allocated to tangible assets, consisting of land, building, and site improvements, and identified intangible assets and liabilities, including the value of in-place leases, based in each case on estimates of their fair values.

(2)	A three-story office building containing approximately 144,000 rentable square feet and is 100% leased to four tenants with a weighted-average remaining lease term of five years.

(3)	Two three-story office buildings containing approximately 284,200 rentable square feet and is 100% leased to two tenants with a weighted-average remaining lease term of five years.

(4)	A four-story office building containing approximately 96,400 rentable square feet and is 100% leased to Humana Medical Plan, Inc. with a lease expiration in December 2017.

(5)	A six-story office building containing approximately 182,900 rentable square feet and is 100% leased to Jackson National Life Insurance Company with a lease expiration in March 2017.

(6)	A ten-story office building containing approximately 242,400 rentable square feet and is 100% leased to four tenants with a weighted-average remaining lease term of eight years.

(7)	A seven-story office building containing approximately 200,600 rentable square feet and is 100% leased to two tenants with a weighted-average remaining lease term of eight years.

(8)
This three-story office building contains approximately 119,600 rentable square feet and is 100% leased to JPMorgan Chase through February 2020 with a 2015 penalty-free termination option with respect to specified parts of approximately 65% of the building.

(9)	This three-story office building contains approximately 71,100 rentable square feet and is 98% leased to Bridgestone Retail Operations, LLC ("Bridgestone") through November 2018.

For the periods from the respective date of acquisition through December 31, 2011, Wells Core Office Income REIT recognized the following amounts related to its properties acquired in 2011:

Property Name	Acquisition Date	Revenues	Net Income (Loss)	Acquisition-related Expenses(1)
Westway I Building	1/27/2011	$4,119,591	$740,661	$225,300
Duke Bridges I & II Buildings	5/12/2011	4,117,388	509,835	306,118
Miramar Centre II Building	5/27/2011	1,743,667	382,666	109,946
7601 Technology Way Building	6/27/2011	2,319,008	189,399	233,619
Westway II Building	9/28/2011	1,793,914	(20,973)	232,063
Franklin Center Building	12/28/2011	63,324	(1,541,450)	1,571,234	(2)
Total		$14,156,892	$260,138	$2,678,280

(1)	Acquisition-related expenses are recorded as acquisition fees and expenses in the accompanying consolidated statements of operations.

(2)	Includes approximately $1.3 million in transfer taxes paid to the state of Maryland at time of closing.
Pro Forma Financial Information for Real Estate Acquisitions
The following unaudited pro forma information presented for the years ended December 31, 2011 and 2010 have been presented for Wells Core Office Income REIT to give the effect to the 2011 acquisitions of the Westway I Building, the Duke Bridges I & II Buildings, the Miramar Centre II Building, the 7601 Technology Way Building, the Westway II Building, the Franklin Center Building, and the 2010 acquisitions of the Royal Ridge V Building and the 333 East Lake Street Building as if the acquisitions occurred on September 29, 2010 (the date Wells Core Office Income REIT commenced active operations). This unaudited pro forma financial information has been prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the acquisitions been consummated on September 29, 2010.

	Year Ended December 31,
	2011	2010
Pro Forma Revenues	$35,170,956	$8,997,815
Pro Forma Net Loss	$(9,471,522)	$(1,302,006)

4.     Lines of Credit and Notes Payable
The following table summarizes the terms of Wells Core Office Income REIT's indebtedness outstanding as of December 31, 2011 and 2010:

	Rate as of	Term Debt or		Outstanding Balance as of
Facility	December 31, 2011	Interest Only	Maturity	December 31, 2011	December 31, 2010
Amended Regions Credit Facility	4.50%(1)	Interest Only	11/19/2013	$85,000,000	$6,175,000
Royal Ridge V Loan	4.00%(2)	Term Debt	11/1/2012	11,054,895	11,100,000
Technology Way Loan	2.27%(3)	Interest Only	6/27/2014	24,900,000	—
Total indebtedness				$120,954,895	$17,275,000

(1)
The Amended Regions Credit Facility bears interest at a rate based on, at the option of Wells Core Office Income REIT, (1) LIBOR plus a margin that varies from 2.75% to 3.50% based on our then current leverage ratio or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.50%, or (c) the 30-day LIBOR (adjusted daily) plus 1.00%, plus a margin that varies from 1.75% to 2.50% based on the then current leverage ratio.

(2)	The Royal Ridge V Loan interest rate adjusts quarterly based on the three-month LIBOR rate plus a margin of 3.00%; however, it will in no event be less than 4.00%.

(3)	The Technology Way Loan bears interest based on, at the option of Wells Core Income Office REIT, LIBOR plus 2.00% or an alternate base rate, plus 1.00%.
Amended Regions Credit Facility
On November 19, 2010, Wells Core Office Income REIT entered into a $70.0 million secured revolving credit facility with Regions Bank ("Regions"), as administrative agent for itself and any other lenders that may become parties to the facility in the future (the "Regions Credit Facility"). On June 29, 2011, Wells Core Office Income REIT entered into an amended and restated credit facility (the "Amended Regions Credit Facility") with various lenders, including Regions Capital Markets and U.S. Bank Loan Capital Markets, as joint lead arrangers and joint bookrunners; Regions, as administrative agent; and U.S. Bank National Association, as syndication agent. The Amended Regions Credit Facility amends and restates in its entirety the Regions Credit Facility.
Under the Amended Regions Credit Facility, Wells Core Office Income REIT may borrow up to $300 million (the "Facility Amount"), subject to availability as described below. Wells Core Office Income REIT also has the right to increase the Facility Amount by an aggregate of $100 million to a total facility amount of $400 million provided that no default has occurred. The Amended Regions Credit Facility also includes a standby letter of credit facility with an initial $25 million sublimit and a swingline facility with an initial $30 million sublimit, in each case subject to availability. Aggregate advances, letters of credit, or swingline loans outstanding at any time under the Amended Regions Credit Facility are subject to availability equal to the lesser of (1) the Facility Amount, (2) 60% multiplied by the value of the properties used to secure the Amended Regions Credit Facility, or (3) an amount which would produce a minimum implied debt service coverage ratio of 1.45 to 1.00 based on a 30-year amortization schedule and an interest rate equal to the greater of (a) the 10-year Treasury Rate plus 2.50% or (b) 8.00%. Draws under the Amended Regions Credit Facility will be secured by properties directly owned by subsidiaries of Wells Core Office Income REIT, which have been added to the borrowing base. The proceeds of the Amended Regions Credit Facility may be used to acquire properties and for working capital, capital expenditures, and other general corporate purposes.
The entire unpaid principal balance of all borrowings under the Amended Regions Credit Facility and all accrued and unpaid interest thereon will be due and payable in full on November 19, 2013, which date may be extended to November 19, 2014, subject to satisfaction of certain conditions (including Wells Core Office Income REIT having a tangible net worth of at least $400 million) and payment of an extension fee equal to 0.25% of the amount committed under the Amended Regions Credit Facility. Wells Core Office Income REIT may borrow under the Amended Regions Credit Facility at rates equal to (1) LIBOR plus the applicable LIBOR margin or (2) the greater of (a) the prime rate announced by Regions, (b) the Federal Funds Effective Rate plus 0.50%, or (c) the 30-

day LIBOR (adjusted daily) plus 1.00%, plus the applicable base rate margin (the "Base Rate"). The applicable LIBOR margin may vary from 2.75% to 3.50%, and the applicable base rate margin may vary from 1.75% to 2.50% based on Wells Core Office Income REIT's then current leverage ratio. In the event that Wells Core Office Income REIT's tangible net worth exceeds $200 million, the applicable LIBOR margin may vary from 2.50% to 3.25%, and the applicable base rate margin may vary from 1.50% to 2.25% based on Wells Core Office Income REIT's then current leverage ratio. All swingline loans issued under the Amended Regions Credit Facility will bear interest at the Base Rate. Wells Core Office Income REIT generally will be required to make interest-only payments. Wells Core Office Income REIT also may prepay the Amended Regions Credit Facility in whole or in part at any time without penalty, subject to reimbursement of any breakage and redeployment costs incurred by lenders in the case of prepayment of LIBOR borrowings.
Wells Core Office Income REIT is required to pay a fee on the unused portion of the Amended Regions Credit Facility in an amount equal to the average daily unused amount of the Amended Regions Credit Facility multiplied by a rate per annum equal to (1) 0.50%, if 50% or less of the Facility Amount is utilized, or (2) 0.35% if more than 50% of the Facility Amount is utilized, payable quarterly in arrears. Wells Core Office Income REIT will also pay a fee at a rate per annum equal to the applicable LIBOR margin for LIBOR-based loans on the maximum amount available to be drawn under each letter of credit that is issued and outstanding, payable quarterly in arrears. Additionally, Wells Core Office Income REIT must pay Regions a one-time fronting fee equal to the greater of (1) $1,500 or (2) 0.125% on the stated amount of each letter of credit issued pursuant to the Amended Regions Credit Facility, payable at the time of issuance.
The Amended Regions Credit Facility contains, among others, the following restrictive covenants:

•	The ratio of total indebtedness to the total value of assets, as both are defined in the Amended Regions Credit Facility, may not exceed 0.60 to 1.00.

•
The amount of secured debt, excluding the Amended Regions Credit Facility and non-recourse debt, may not exceed 5% of consolidated tangible assets for so long as consolidated tangible assets are less than $200 million in value. Thereafter, the limit will be increased to 10%.

•	The ratio of adjusted EBITDA to fixed charges, including preferred dividends, shall not be less than 1.75 to 1.00.

•
As of December 31, 2011, tangible net worth may not be less than $110 million. At any time from January 1, 2012 to but excluding December 31, 2012, tangible net worth may not be less than the sum of (1) $110 million and (2) 75% of the gross cash proceeds of equity issuances consummated after December 31, 2011. As of December 31, 2012, tangible net worth may not be less than $200 million. At any time after December 31, 2012 and before the exercise of any extension option, tangible net worth may not be less than the sum of (1) $200 million and (2) 75% of the gross cash proceeds of equity issuances consummated after December 31, 2012.

•
At any time after October 1, 2011, total distributions for each fiscal year, less amounts reinvested pursuant to the DRP, cannot exceed the greater of (1) 90% of funds from operations, as defined in the Amended Regions Credit Facility, as long as total distributions, less amounts reinvested pursuant to the DRP, for any two consecutive quarters do not exceed 100% of funds from operations, as defined, or (2) the minimum amount required to continue to qualify as a REIT.

Although Wells Core Office Income REIT expects to comply with these covenants for the duration of the term of the Amended Regions Credit Facility, depending upon its future operating performance, capital raising success, property and financing transactions, and general economic conditions, Wells Core Office Income REIT cannot assure such compliance. As of December 31, 2011, Wells Core Office Income REIT believes it was in compliance and expects to remain in compliance with all other restrictive covenants of its outstanding debt obligations.

Royal Ridge V Loan

On October 7, 2010, Wells Core Office Income REIT entered into a mortgage loan agreement with Jackson National Life Insurance Company (“Jackson National”) to borrow $11.1 million (“the Royal Ridge V Loan”). The amount advanced under the Royal Ridge V Loan was used to fund the acquisition and acquisition-related costs of the Royal Ridge V Building. The Royal Ridge V Loan matures on November 1, 2012 (the “Maturity Date”). Effective January 1, 2011, Jackson National adjusts the interest rate on a quarterly basis so that the rate is 3.00% over the three-month LIBOR rate. The annual interest rate will in no event be less than 4.00%. These adjustments occur on the last business day of each of March, June, September, and December and will be effective the first day of the immediately following month. Commencing on December 1, 2010, and continuing through November 1, 2011, monthly payments of accrued unpaid interest were required. Commencing on December 1, 2011, and continuing until the Maturity Date, monthly payments of principal and interest are due and payable with principal calculated using an amortization term of 15 years, with the unpaid principal and all accrued unpaid interest being due and payable on the Maturity Date.

Wells Core Office Income REIT has the right to prepay the outstanding amount, provided that (i) 30 days' prior written notice of the intent to prepay is provided to Jackson National and (ii) a prepayment premium is paid to Jackson National. If the prepayment is made before May 1, 2012, the prepayment premium is equal to 0.5% of the outstanding principal balance. No prepayment premium need be paid if the prepayment is made on or after May 1, 2012.

The Royal Ridge V Loan contains, among others, restrictive covenants effective November 2011, which require Wells Core Office Income REIT's (i) net worth to exceed $100.0 million, (ii) total leverage to not exceed 60%, and (iii) fixed charge coverage ratio to exceed 1.75:1.00. As of December 31, 2011, Wells Core Office Income REIT was in compliance with all such covenants.

Technology Way Loan
On June 27, 2011, Wells Core Office Income REIT entered into a mortgage loan agreement with PNC Bank, N.A. ("PNC") to borrow $24.9 million (the "Technology Way Loan"). The amount advanced under the Technology Way Loan was used to fund a portion of the acquisition and acquisition-related costs of the 7601 Technology Way Building. The Technology Way Loan matures on June 27, 2014, with two extension options of 12 months each upon payment of an extension fee equal to 0.15% of the outstanding principal loan balance. The Technology Way Loan provides for interest to be incurred based on, at our option, LIBOR for one-, two-, three-, or six-month periods, plus 2.00% (the "Tech LIBOR Rate"), or at an alternate base rate, plus 1.00%. The alternative base rate for any day is the greatest of (1) the rate of interest publicly announced by PNC as its prime rate in effect at its principal office for such day; (2) the federal funds rate for such day plus 0.75%; or (3) the one-month LIBOR Rate for such day plus 1.00%. The Technology Way Loan is secured by a first mortgage lien on the assets of the 7601 Technology Way Building including the land, fixtures, improvements, leases, rents, and reserves. The initial term of the Technology Way Loan requires monthly interest-only payments with the entire balance due at maturity, assuming no prior principal prepayment. Wells Core Office Income REIT may prepay, in whole or in part, the amounts outstanding under the Technology Way Loan at any time without penalty.
Fair Value of Outstanding Debt
The estimated fair value of Wells Core Office Income REIT's total indebtedness as of December 31, 2011 and 2010 was approximately $123.5 million and $17.3 million, respectively. Wells Core Office Income REIT estimated the fair value of its line of credit by obtaining estimates for similar facilities from multiple market participants as of the respective reporting date. The fair values of all other debt instruments were estimated based on discounted cash flow analysis using the current incremental borrowing rates for similar types of borrowing arrangements as of the respective reporting date. The discounted cash flow method of assessing fair value results in a general approximation of value, and such value may never actually be realized.

Weighted-Average Interest Rate and Interest Paid
As of December 31, 2011 and 2010, Wells Core Office Income REIT's weighted-average interest rate on its line of credit and notes payable was approximately 3.99% and 4.09%, respectively. Wells Core Office Income REIT made the following interest payments on its borrowings:

	Years Ended December 31,
	2011	2010
Lines of credit	$1,478,172	$54,533
Notes payable	684,757	67,411
	$2,162,930	$121,944

No interest was capitalized for the years ended December 31, 2011 and 2010.

Debt Maturities
The following table summarizes the aggregate maturities of Wells Core REIT's Office Income indebtedness as of December 31, 2011:

2012	$11,054,895
2013	85,000,000
2014	24,900,000
Total	$120,954,895
The debt maturities above are based on the stated maturity date of each loan, which may differ from the anticipated repayment date of the loan.
5.     Commitments and Contingencies
Commitments Under Existing Lease Agreements
Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells Core Office Income REIT to expend capital to expand an existing property or provide other expenditures for the benefit of the tenant, including the following:

Building	Tenant	Tenant Allowance Obligations as of December 31, 2011
Miramar Centre II Building	Humana Medical Plan, Inc.	$289,182
Westway II Building	GE Oil & Gas, Inc.	$344,032
Litigation
From time to time, Wells Core Office Income REIT is party to legal proceedings that arise in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available.  Wells Core Office Income REIT records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated.  If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, Wells Core Office Income REIT accrues the best estimate within the range.  If no amount within the range is a better estimate than any other amount, Wells Core Office Income REIT accrues the minimum amount within the range.  If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, Wells Core Office Income REIT discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made.  If an unfavorable outcome is reasonably possible and the estimated loss is material, Wells Core Office

Income REIT discloses the nature and estimate of the possible loss of the litigation. Wells Core Office Income REIT does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote. Wells Core Office Income REIT is not currently involved in any legal proceedings for which the outcome is expected to have a material effect on the results of operations or financial condition of Wells Core Office Income REIT. Wells Core Office Income REIT is not aware of any legal proceedings contemplated by governmental authorities.
6.    Stockholders' Equity
General
Wells Core Office Income REIT's charter authorizes it to issue 1.01 billion shares of capital stock, consisting of 1.0 billion common shares and 10.0 million preferred shares, each as defined by the charter. The common shares have a par value of $0.01 per share and entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive dividends and other distributions (subject to any preferential rights of any shares of preferred stock that may be issued in the future) as authorized by the board of directors, and to all rights of a stockholder pursuant to the Maryland General Corporation Law. The common stock has no preferences or preemptive, conversion, or exchange rights.
On April 30, 2010, Wells Core Office Income REIT changed its offering price from $10.00 per share to $25.00 per share. In connection with the change in price, as of April 30, 2010, the 20,000 shares that were issued to WREF at $10.00 per share were exchanged by Wells Core Office Income REIT for 8,000 shares of common stock at $25.00 per share with no additional consideration paid by either party. The effect of this exchange is accounted for as a 2-for-5 reverse stock split. Stockholders' equity has been retroactively adjusted to give effect to the adjustment for all periods presented by reclassifying from common stock to additional paid-in capital the par value of the reduction in shares in connection with the reverse split. In addition, all share numbers and per-share amounts in the consolidated financial statements have been retroactively adjusted to give effect to the reverse split.
As of December 31, 2011, Wells Core Office Income REIT has issued 9.0 million shares of common stock, including 8,000 shares of common stock to WREF.
2010 Long-Term Incentive Plan
Wells Core Office Income REIT adopted a long-term incentive plan on June 7, 2010, which includes an independent director compensation plan to provide for the grant of awards to its employees (in the event it ever has employees); employees of the Advisor or its affiliates; employees of entities that provide services to Wells Core Office Income REIT; Wells Core Office Income REIT's independent directors, officers, or directors of the Advisor or its affiliates; certain of the Wells Core Office Income REIT's consultants; and certain consultants to the Advisor or its affiliates (the "2010 Long-Term Incentive Plan"). Such awards may consist of nonqualified stock options, incentive stock options, restricted and unrestricted shares of stock, stock appreciation rights, performance awards, deferred stock units, dividend equivalents, and other stock-based awards. Wells Core Office Income REIT will account for such stock plan in accordance with GAAP, which requires the fair value of the stock option to be recognized as compensation expense over the vesting period. The total number of shares of common stock reserved for issuance under the 2010 Long-Term Incentive Plan is 500,000 shares. During the term of this offering, Wells Core Office Income REIT intends to limit the type of incentive awards granted under the 2010 Long-Term Incentive Plan to restricted shares of stock issued to its independent directors. As of December 31, 2011, no shares of common stock have been issued under the 2010 Long-Term Incentive Plan.
Distribution Reinvestment Plan
Wells Core Office Income REIT has adopted a distribution reinvestment plan, or DRP, through which stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock into shares of Wells Core Office Income REIT's common stock in lieu of receiving cash distributions. Shares may be purchased under the DRP for a price equal to the higher of $23.75 or 95% of the estimated value of a share of common stock, as estimated by the Advisor or another firm chosen for that purpose. If the purchase price is 95% of an estimated value, such price will be adjusted downward to the extent of any aggregate distributions per share of any net sale proceeds from the sale of assets, or other special distributions so designated by the board of directors, distributed to stockholders after the estimated per-share value is determined (the "Valuation Adjustment"). Participants in the DRP may purchase fractional shares so that 100% of the dividends may be used to acquire additional shares of Wells Core Office Income REIT's common stock.
Share Redemption Program
The board of directors of Wells Core Office Income REIT has adopted a share redemption program, or the SRP. The program allows stockholders who hold their shares for more than one year to sell their shares back to Wells Core Office Income REIT, subject to certain limitations and penalties. Shares redeemed pursuant to the Amended SRP are accounted for as common stock. The program contains different rules for redemptions sought within two years of a stockholder's death, qualifying disability, or qualification for federal assistance in connection with the payment of the costs of confinement to a long-term care facility. Wells Core Office Income REIT refers to redemptions that do not occur within two years of a stockholder's death, qualifying disability, or qualification for federal assistance in connection with the payment of the costs of confinement to a long-term care facility as "Ordinary Redemptions."
For Ordinary Redemptions, the initial price at which Wells Core Office Income REIT will repurchase a share under the Amended SRP is 91% of the price at which Wells Core Office Income REIT sold the share, or $22.75 per share for a share issued at $25.00. This initial redemption price will remain fixed until the date that Wells Core Office Income REIT completes its offering stage. On or after the date on which Wells Core Office Income REIT completes its offering stage, the price at which Wells Core Office Income REIT would repurchase a share under the Amended SRP will be 95% of the estimated per-share value, as determined by the Advisor or another firm chosen for that purpose, less the Valuation Adjustment.
Redemptions sought within two years of the stockholder's death, qualifying disability, or qualification for federal assistance in connection with the payment of the costs of confinement to a long-term care facility do not require a one-year holding period, and the redemption price is the amount paid for the shares until completion of the above-mentioned offering stage. At that time, the redemption price would be the estimated per-share value, as determined by the Advisor or another firm chosen for that purpose less the Valuation Adjustment.
Wells Core Office Income REIT defines the completion of its offering stage to be 18 months after the termination of a public offering of shares by Wells Core Office Income REIT if no other public offering of shares commenced within such 18-month period. An "offering" referred to in the foregoing sentence shall not include offerings on behalf of selling stockholders or offerings related to any distribution reinvestment plan, employee benefit plan, or the redemption of interests in Wells Core OP.
In addition to the one-year holding period for Ordinary Redemptions, redemptions under the SRP are currently subject to the following limits:

•
Wells Core Office Income REIT will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for Ordinary Redemptions during the 12-month period ending on such redemption date to exceed 50% of the net proceeds from the sale of shares under Wells Core Office Income REIT's DRP during such 12-month period.

•	Wells Core Office Income REIT will limit all redemptions so that the aggregate of such redemptions during the 12-month period ending on such redemption date does not exceed:

•	100% of the net proceeds from Wells Core Office Income REIT's DRP during such 12-month period; or

•	5% of the weighted-average number of shares outstanding in such 12-month period.

•
Wells Core Office Income REIT will not redeem any share that has been transferred for value by a stockholder. After a transfer for value, the transferee and all subsequent holders of the share are not eligible to participate in the SRP with respect to the shares so transferred.

As of December 31, 2011, approximately $285,600, or 11,427 shares, of Wells Core Office Income REIT's common stock had been redeemed. As of December 31, 2011, all eligible shares tendered for redemption were redeemed. No shares eligible to be redeemed under the SRP were submitted for redemption during the year ended December 31, 2010.
7.    Operating Leases
Wells Core Office Income REIT's real estate assets are leased to tenants under operating leases for which the terms vary, including certain provisions to extend the lease agreement, options for early terminations subject to specified penalties, and other terms and conditions as negotiated. Wells Core Office Income REIT retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant; however, such deposits generally are not significant. Therefore, exposure to credit risk exists to the extent that the receivables exceed this amount. Security deposits related to tenant leases are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.
For the year ended December 31, 2011, T-Mobile West Corporation, Jackson National Life Insurance Company, JPMorgan Chase Bank, N.A., and NATCO Group, Inc. comprised approximately 23%, 16%, 16%, and 12%, respectively, of Wells Core Office Income REIT's rental income. JPMorgan Chase and Bridgestone comprised approximately 66% and 34%, respectively, of Wells Core Office Income REIT's rental income as of December 31, 2010.
The future minimum rental income from Wells Core Office Income REIT's investment in real estate assets under noncancelable operating leases as of December 31, 2011, is as follows:

2012	$27,916,971
2013	29,316,044
2014	29,837,800
2015	30,742,433
2016	31,256,982
Thereafter	50,668,423
Total	$199,738,653

As of December 31, 2011, Science Applications International Corporation, GE Oil & Gas, Inc., T-Mobile West, and Jackson National Life Insurance Co. comprise approximately 24%, 17%, 15%, and 12%, respectively, of the future minimum rental income from Wells Core Office Income REIT's investments in real estate assets under noncancelable operating leases.

8.     Supplemental Disclosures of Noncash Activities
Outlined below are significant noncash investing and financing transactions for the years ended December 31, 2011 and 2010:

	Years Ended
	December 31,
	2011	2010
Other liabilities assumed upon acquisition of properties	$1,570,212	$419,208
Commissions on stock sales and related dealer-manager fees due to affiliate	$165,417	$71,463
Other offering costs due to affiliate	$57,226	$18,430
Accrued capital expenditures and deferred lease costs	$1,356,220	$—
Distributions payable	$583,537	$40,543
Discounts applied to issuance of common stock under primary offering	$391,122	$25,161
Discounts applied to issuance of common stock under DRP	$151,663	$2,293
Increase in redeemable common stock	$2,495,464	$42,703

9.     Related-Party Transactions
Advisory Agreement
Wells Core Office Income REIT is party to an agreement with the Advisor, referred to as the Advisory Agreement, under which the Advisor is required to perform services and shall be compensated for such services, as outlined below:

•
Reimbursement of organization and offering costs paid by the Advisor on behalf of Wells Core Office Income REIT, not to exceed 2.0% of gross offering proceeds as of the date of reimbursement. Organization and offering expenses may include legal costs, accounting costs, printing costs, personnel expenses, and other bona fide offering-related costs. When reimbursing the Advisor for organization and offering expenses, subject to the above-described limitation, Wells Core Office Income REIT first reimburses all costs incurred by third parties to date; once all third-party costs have been reimbursed, Wells Core Office Income REIT will then begin to reimburse the Advisor for personnel expenses incurred to date.

•
Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations. Wells Core Office Income REIT also reimburses the Advisor for expenses it pays to third parties in connection with acquisitions or potential acquisitions.

•
Monthly asset management fees equal to one-twelfth of 0.75% of the cost of (i) the properties owned other than through joint ventures and (ii) investments in joint ventures plus Wells Core Office Income REIT's allocable share of capital improvements made by the joint venture.

•
Debt financing fees equal to 0.20% annually of the total capacity of all third-party financing arrangements (whether or not drawn), originated, obtained, or otherwise assumed by or for Wells Core Office Income REIT, including mortgage debt, lines of credit, and other term indebtedness; provided that, notwithstanding the annual nature of the fee, in no event will Wells Core Office Income REIT pay an aggregate amount of more than 0.50% of the amount available under any particular financing arrangement or refinancing of such arrangements.

•
Reimbursement for all costs and expenses the Advisor incurs in fulfilling its duties as the asset portfolio manager, including wages and salaries (but excluding bonuses) and other employee-related expenses of the Advisor's employees who perform a full range of real estate services for Wells Core Office Income REIT, including management, administration, operations, and marketing, and are allocated to Wells Core Office Income REIT, provided that such expenses are not reimbursed if incurred in connection with services for which the Advisor receives a disposition fee (described below) or an acquisition fee or that are reimbursable under a property management agreement or other agreement between Wells Core Office Income REIT and the Advisor or its affiliates. Such costs and expenses are allocated to Wells Core Office Income REIT for reimbursement based upon an allocation methodology approved annually by the Conflicts Committee of the board of directors. Total operating expenses of Wells Core Office Income REIT, including the reimbursement of these costs and expenses to the Advisor, are limited as described below in Limitation on Operating Expenses.

•
For any property, loan, or other permitted investment sold by Wells Core Office Income REIT, a real estate commission equal to 1.0% of the sales price, with the limitation that the total real estate commissions for any Wells Core Office Income REIT property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

•
Incentive fee of 15% of net sales proceeds remaining after then-current stockholders have received distributions equal to the sum of their invested capital plus an 8% return of invested capital, which fee is payable only if the shares of common stock of Wells Core Office Income REIT are not listed on an exchange.

•
Listing fee of 15% of the amount by which the market value of the then-outstanding common stock plus distributions paid on such stock prior to listing exceeds the sum of 100% of the invested capital of then-current common stockholders plus an 8% return on such invested capital, which fee will be reduced by the amount of any incentive fees paid as described in the preceding bullet.

Effective June 7, 2011, the Advisory Agreement was renewed through June 6, 2012, upon terms identical to those in effect through June 6, 2011. The Advisory Agreement may be renewed for an unlimited number of successive one-year periods upon the mutual consent of the parties. Either party may terminate the Advisory Agreement without cause or penalty upon providing 60 days' prior written notice to the other. Under the terms of the Advisory Agreement, WREF guarantees the Advisor's performance and any amounts payable in connection therewith.
Under the terms of the Advisory Agreement, Wells Core Office Income REIT is obligated to reimburse the Advisor for organization and offering expenses in an amount equal to the lesser of actual costs incurred or 2.0% of total gross offering proceeds raised from the sale of shares of our common stock to the public. As of December 31, 2011, the Advisor has incurred aggregate organization and offering expenses on behalf of Wells Core Office Income REIT of approximately $10.7 million. As of December 31, 2011, Wells Core Office Income REIT has incurred and charged to additional paid-in capital cumulative other offering costs of approximately $4.5 million related to the Initial Offering, which represents approximately 2.0% of cumulative gross proceeds raised by Wells Core Office Income REIT under the Initial Offering. The remaining approximately $6.2 million will be charged to additional paid-in capital and will become payable to the Advisor as Wells Core Office Income REIT raises additional offering proceeds under the Initial Offering.
Limitation on Operating Expenses
The Advisor has the responsibility of limiting Wells Core Office Income REIT's total operating expenses, as defined by its charter, to no more than the greater of 2% of average invested assets at the end of any fiscal quarter or 25% of net income for the four previous consecutive quarters then ended unless a majority of Wells Core Office Income REIT's independent directors determines that such excess expenses are justified based on unusual and nonrecurring factors. Unless the independent directors determine that the excess expenses were justified, the Advisor must reimburse the excess operating expenses to Wells Core Office Income REIT within 60 days after the end of each fiscal quarter. Total operating expenses means all expenses paid or incurred by Wells Core Office Income REIT, as determined under GAAP, that are in any way related to its operation, including advisory fees, but excluding (a) the expenses of raising capital such as organization and offering expenses; legal, audit, accounting, underwriting, brokerage, listing, registration and other fees; printing and other such expenses, and taxes incurred in connection with the issuance, distribution, transfer, registration, and stock exchange listing of its stock; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization, and bad debt reserves; (e) reasonable incentive fees to the extent permitted by Wells Core Office Income REIT's charter; and (f) acquisition fees, acquisition expenses (such as expenses relating to potential acquisitions that do not close), real estate commissions on the resale of property, and other expenses connected with the acquisition, disposition, management, and ownership of real estate interests, mortgage loans, or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, and repair and improvement of property).
Dealer-Manager Agreement
Wells Core Office Income REIT is party to a dealer-manager agreement (the "Dealer-Manager Agreement") with Wells Investment Securities, Inc. ("WIS"), whereby WIS, an affiliate of Wells Capital, performs the dealer-manager function for Wells Core Office Income REIT. For these services, WIS earns a commission of up to 7% of the gross offering proceeds from the sale of the shares of Wells Core Office Income REIT, of which substantially all is re-allowed to participating broker/dealers. Wells Core Office Income REIT pays no commissions on shares issued under its DRP.
Additionally, Wells Core Office Income REIT is required to pay WIS a dealer-manager fee of 2.5% of the gross offering proceeds from the sale of Wells Core Office Income REIT's stock at the time the shares are sold. Under the Dealer-Manager Agreement, up to 1.5% of the gross offering proceeds may be re-allowed by WIS to participating broker/dealers. Wells Core Office Income REIT pays no dealer-manager fees on shares issued under its DRP.
Master Property Management, Leasing, and Construction Agreement
Wells Core Office Income REIT and Wells Management, an affiliate of Wells Capital, are party to a Master Property Management, Leasing, and Construction Management Agreement (the "Management Agreement") under which Wells Management receives the following fees and reimbursements in consideration for supervising the management, leasing, and construction activities of certain Wells Core Office Income REIT properties:

•
property management fees negotiated for each property managed by Wells Management; typically this fee would be equal to a percentage of the gross monthly income collected for that property for the preceding month;

•
leasing commissions for new, renewal, or expansion leases entered into with respect to any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the total base rental and operating expenses to be paid to Wells Core Office Income REIT during the applicable term of the lease, provided, however, that no commission shall be payable as to any portion of such term beyond 10 years;

•
construction management fees for projects overseen by Wells Management, such as capital projects, new construction, and tenant improvements, which fees are to be market-based and negotiated for each property managed by Wells Management; and

•	other fees as negotiated with the addition of each specific property covered under the agreement.
The Management Agreement was renewed on August 11, 2011 for an additional one-year term.

Related-Party Costs
Pursuant to the terms of the agreements described above, Wells Core Office Income REIT incurred the following related-party costs for the years ended December 31, 2011 and 2010:

	Year Ended
	December 31,
	2011	2010
Commissions, net of discounts(1)(2)	$13,827,782	$1,396,307
Dealer-manager fees, net of discounts(1)	5,046,151	507,409
Acquisition fees	4,105,653	406,448
Other offering costs(1)	4,048,024	404,721
Administrative reimbursements	1,312,154	184,748
Asset management fees	1,037,218	28,664
Property management fees	243,767	—
Related-party interest expense(3)	5,862	27,946
Debt financing fee	417,100	15,367
Total	$30,043,711	$2,971,610

(1)	Commissions, dealer-manager fees, and other offering costs are charged against stockholders' equity, as incurred.

(2)	Substantially all commissions were re-allowed to participating broker/dealers during the years ended December 31, 2011 and 2010.

(3)
Related-party interest expense was payable to WREF on amounts previously outstanding under a $10.0 million secured revolving bridge loan with WREF, which was originated on October 5, 2010 and repaid in full on February 15, 2011.

Wells Core Office Income REIT incurred no related-party construction fees, incentive fees, listing fees, disposition fees, or leasing commissions during the years ended December 31, 2011 and 2010.
Due to Affiliates
The detail of amounts due to affiliates is provided below as of December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
General and administrative costs(1)	$—	$264,088
Administrative reimbursements	154,429	184,748
Asset management fees	152,563	28,664
Property management fees	42,248	—
Debt financing fee	56,000	15,367
Other offering costs	57,226	18,430
Acquisition fees	57,031	20,158
Commissions and dealer-manager fees	165,417	71,463
Total	$684,913.21	$602,918

(1)
Reflects costs paid to third parties on behalf of Wells Core Office Income REIT by the Advisor, or affiliates of the Advisor, during Wells Core Office Income REIT's start-up phase, which were recorded as general and administrative expenses in the respective period's consolidated statement of operations.

Amendment to Bylaws
On February 17, 2011, Wells Core Office Income REIT's board of directors approved an amendment to its bylaws that prohibits Wells Core Office Income REIT from buying real estate assets from (or selling real estate assets to) the Advisor or affiliates of the Advisor.
Amendment of Charter

On August 15, 2011, the stockholders of Wells Core Office Income REIT voted to approve an amendment to its charter that prohibits Wells Core Office Income REIT from buying real estate assets from (or selling real estate assets to) the Advisor or affiliates of the Advisor.

Conflicts of Interest
As of December 31, 2011, the Advisor had no direct employees. The Advisor is a wholly owned subsidiary of WREF and has contracted with Wells Capital and Wells Management to perform many of its obligations under the Advisory Agreement. Until such time, if ever, as the Advisor hires sufficient personnel of its own to perform the services under the Advisory Agreement, it will continue to rely upon employees of Wells Capital and Wells Management. Wells Capital also is a general partner or advisor of other public real estate investment programs sponsored by WREF. As such, in connection with managing the advisor activities under the Advisory Agreement and serving as a general partner or advisor for other Wells-sponsored programs, Wells Capital may encounter conflicts of interest with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities.
Limitations on Internalization Consideration
On August 12, 2011, Wells Core Office Income REIT entered into a letter agreement with the Advisor that limits the circumstances in which WREF or one of its affiliates may receive consideration in connection with a hypothetical acquisition of the Advisor or an affiliate thereof in order to internalize management functions of Wells Core Office Income REIT.  The letter agreement provides that the consideration would be in shares of common stock of Wells Core Office Income REIT and that no consideration would be payable to the Advisor until its stockholders are deemed to have received, through a listing, merger, liquidation, or similar transaction in the aggregate their original investment in shares of Wells Core Office Income REIT plus a 6% cumulative, non-compounded, annual return (adjusted to take into account prior cash distributions designated as a special distribution of net proceeds from the sale of assets). In return, the letter agreement provides that Wells Core Office Income REIT may not, without the Advisor's prior written consent, employ or solicit for employment any person who was employed by the Advisor (or an affiliate thereof) within the prior 12 months, subject to certain exceptions. The letter agreement will remain in effect until 12 months after the last date on which the Advisor or any of its affiliates performs advisory functions for Wells Core Office Income REIT.
Economic Dependency
Wells Core Office Income REIT has contracted with the Advisor, Wells Management, and WIS to provide certain services that are essential to Wells Core Office Income REIT, including asset management services, the supervision of the property management and leasing of some properties owned by Wells Core Office Income REIT, asset acquisition and disposition services, the sale of shares of Wells Core Office Income REIT's common stock, as well as other administrative responsibilities for Wells Core Office Income REIT, including accounting services, stockholder communications, and investor relations. In addition, the Advisor has engaged Wells Capital to retain the use of its employees to carry out certain of the services listed above. As a result of these relationships, Wells Core Office Income REIT is dependent upon the Advisor, Wells Capital, Wells Management, and WIS.
The Advisor, Wells Capital, Wells Management, and WIS are owned and controlled by WREF. Historically, the operations of Wells Capital, Wells Management, and WIS represent substantially all of the business of WREF. Accordingly, Wells Core Office Income REIT focuses on the financial condition of WREF when assessing the financial condition of the Advisor, Wells Capital, Wells Management, and WIS. In the event that WREF were to become unable to meet its obligations as they become due, Wells Core Office Income REIT might be required to find alternative service providers.
Future net income generated by WREF will be largely dependent upon the amount of fees earned by WREF's subsidiaries based on, among other things, the level of investor proceeds raised and the volume of future acquisitions and dispositions of real estate assets by Wells Core Office Income REIT and other WREF-sponsored programs, as well as distribution income earned from equity interests in another REIT previously sponsored by Wells Capital. As of December 31, 2011, Wells Core Office Income REIT has no reason to believe that WREF does not have access to adequate liquidity and capital resources, including cash flow generated from operations, cash on hand, other investments, and borrowing capacity, necessary to meet its current and future obligations as they become due.

10.	Income Taxes
Wells Core Office Income REIT's income tax basis net income for the years ended December 31, 2011 and 2010 follows:

	2011	2010
GAAP basis financial statement net loss	$(10,071,668)	$(1,543,623)
Decrease (increase) in net loss resulting from:
Depreciation and amortization expense for financial reporting purposes in excess of amounts for income tax purposes	1,030,955	124,842
Rental income accrued for income tax purposes greater than (less than) amounts for financial reporting purposes	219,500	(38,514)
Amortization of intangible lease assets incurred for financial reporting purposes in excess of amounts for income tax purposes	3,379,212	114,715
Expenses of The Point at Clark Street REIT, LLC for financial reporting purposes in excess of amounts for income tax purposes	1,464,378	—
Acquisition expenses for financial reporting purposes in excess of amounts for income tax purposes	5,213,371	668,855
Other expenses for financial reporting purposes in excess of amounts for income tax purposes	185,118	—
Income tax basis net income (loss), prior to dividends-paid deduction	$1,420,866	$(673,725)
As of December 31, 2011, the tax basis carrying value of Wells Core Office Income REIT's total assets was approximately $317.7 million. For income tax purposes, distributions to common stockholders are characterized as ordinary income, capital gains, or as a return of a stockholder's invested capital. Wells Core Office Income REIT's distributions per common share are summarized as follows:

	2011	2010
Ordinary income	23%	—%
Capital gains	—%	—%
Return of capital	77%	100%
Total	100%	100%

As of December 31, 2011, returns for the calendar years 2007 through 2010 remain subject to examination by U.S. or various state tax jurisdictions. As of December 31, 2011 and 2010, Wells Core Office Income REIT had no deferred tax assets or liabilities.

11.    Quarterly Results (unaudited)
Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2011 and 2010.

	2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,825,335	$3,412,555	$5,658,518	$7,622,989
Net loss	$(1,564,891)	$(2,048,306)	$(2,640,362)	$(3,818,109)
Basic and diluted net loss per share(1)	$(1.14)	$(0.65)	$(0.49)	$(0.49)
Distributions payable per share	$0.33	$0.37	$0.38	$0.38

	2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	—	$—	$755,389
Net loss	$—	$(104,670)	$(448,491)	$(990,462)
Basic and diluted net loss per share(1)	$—	$(13.08)	$(42.10)	$(2.31)
Distributions payable per share	$—	—	$—	$0.26
(1)    The quarterly per-share amounts have been calculated using actual income (loss) for the respective quarters. Conversely, the corresponding annual loss per-share amounts have been calculated assuming that loss was earned ratably over the year. As a result, the sum of these quarterly per-share amounts does not equal the respective annual per-share amount presented in the accompanying financial statements.
12.     Subsequent Events
In connection with preparing the consolidated financial statements and notes thereto included herein, Wells Core Office Income REIT has evaluated subsequent events and notes the following items in addition to those disclosed elsewhere in the document:
Sale of Shares of Common Stock
From January 1, 2012 to February 29, 2012, Wells Core Office Income REIT raised approximately $33.8 million through the issuance of approximately 1.4 million shares of our common stock under the Initial Offering. As of February 29, 2012, approximately 189.7 million shares remained available for sale to the public under the Initial Offering, exclusive of shares available under the DRP.
Property Under Contract
On February 8, 2012, Wells Core Office Income REIT entered into a purchase and sale agreement to purchase a 10-story office building containing approximately 268,200 square feet (the "South Lake at Dulles Corner Building") for approximately $91.1 million, exclusive of closing costs and adjustments. The acquisition is expected to be funded with proceeds raised from the Initial Offering and proceeds from the Amended Regions Credit Facility. The South Lake at Dulles Corner Building was built in 2008 and is located on approximately 7.5 acres of land in Herndon, Virginia. The South Lake at Dulles Corner Building is currently 100% leased to two tenants and is anchored by Time Warner Cable, Inc., which leases approximately 99.5% of the building. The closing of the transaction is expected to occur on March 22, 2012; however, the consummation of the purchase of the South Lake at Dulles Corner Building is subject to certain conditions. Wells Core Office Income REIT cannot make any assurances that the closing of this investment will occur.

Declaration of Distributions
On February 29, 2012, Wells Core Office Income REIT's board of directors declared distributions for stockholders of record from March 16, 2012 through June 15, 2012 in an amount equal to $0.004110 (0.4110 cents) per day, per share. Wells Core Office Income REIT expects to pay this distribution in June 2012.

Wells Core Office Income REIT, Inc. and Subsidiaries
Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization
December 31, 2011

Description	Location	Ownership Percentage	Encumbrances	Initial Cost			Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2011			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which Depreciation and Amortization is Computed (b)
				Land	Buildings and Improvements	Total(a)		Land	Buildings and Improvements	Total
Royal Ridge V Building	Irving, TX	100%	11,054,895	$1,062,810	$16,149,807	$17,212,617	$—	$1,062,810	$16,149,807	$17,212,617	$1,148,203	2005	10/7/2010	0 to 40 years
333 East Lake Street Building	Bloomingdale, IL	100%	(c)	1,415,598	9,678,856	11,094,454	—	1,415,598	9,678,856	11,094,454	585,609	2001	11/19/2010	0 to 40 years
Westway I Building	Houston, TX	100%	(c)	2,300,000	27,752,840	30,052,840	16,138	2,300,000	27,768,978	30,068,978	1,481,977	2007	1/27/2011	0 to 40 years
Duke Bridges I & II Buildings	Frisco, TX	100%	(c)	7,143,737	39,858,029	47,001,766	—	7,143,737	39,858,029	47,001,766	1,835,250	2006	5/12/2011	0 to 40 years
Miramar Centre II Building	Miramar, FL	100%	(c)	3,204,401	16,949,832	20,154,233	—	3,204,401	16,949,832	20,154,233	509,149	2001	5/27/2011	0 to 40 years
7601 Technology Way Building	Denver, CO	100%	24,900,000	5,932,955	34,470,471	40,403,426	—	5,932,955	34,470,471	40,403,426	1,012,516	1997	6/27/2011	0 to 40 years
Westway II Building	Houston, TX	100%	(c)	2,511,552	66,696,771	69,208,323	1,643,029	2,511,552	68,339,800	70,851,352	792,891	2009	9/28/2011	0 to 40 years
Franklin Center Building	Columbia, MD	100%	None	6,091,847	55,862,231	61,954,078	—	6,091,847	55,862,231	61,954,078	31,984	2008	12/28/2011	0 to 40 years
Total - 100% Wells Core REIT Properties				$29,662,900	$267,418,837	$297,081,737	$1,659,167	$29,662,900	$269,078,004	$298,740,904	$7,397,579

(a)	Total initial cost excludes purchase price allocated to intangible lease origination costs and intangible lease liabilities.

(b)
Wells Core Office Income REIT assets are depreciated or amortized using the straight-lined method over the useful lives of the assets by class. Generally, Tenant Improvements are amortized over the shorter of economic life or lease term, Lease Intangibles are amortized over the respective lease term, Building Improvements are depreciated over 5-25 years, Site Improvements are depreciated over 15 years, and Buildings are depreciated over 40 years.

(c)	These assets have been added to the borrowing base for the Wells Core Office Income REIT credit facility. The borrowing base assets secure the credit facility.

Wells Core Office Income REIT, Inc. and Subsidiaries
Schedule III—Real Estate Assets and Accumulated Depreciation and Amortization
December 31, 2011 and 2010

	2011	2010
Real Estate:
Balance at the beginning of the year	$28,307,071	$—
Additions to/improvements of real estate	270,433,833	28,307,071
Write-offs of tenant improvements	—	—
Write-offs of intangible assets(1)	—	—
Write-offs of fully depreciated/amortized assets	—	—
Balance at the end of the year	$298,740,904	$28,307,071

Accumulated Depreciation and Amortization:
Balance at the beginning of the year	$313,299	$—
Depreciation and amortization expense	7,084,280	313,299
Write-offs of tenant improvements	—	—
Write-offs of intangible assets(1)	—	—
Write-offs of fully depreciated/amortized assets	—	—
Balance at the end of the year	$7,397,579	$313,299

(1)	Consists of write-offs of intangible lease assets related to lease restructurings, amendments and terminations.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated August 10, 2011, supplement no. 8 dated January 11, 2012, supplement no. 9 dated February 9, 2012, and supplement no. 10 dated March 15, 2012.
Supplement no. 8 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the cover page risk factors;

•	an update to the risk factors in the Prospectus Summary section of our prospectus;

•	an update to the risks related to an investment in our shares;

•	an update to our federal income tax risks;

•	an update regarding our dealer manager;

•	limitations on the consideration to be paid in a possible internalization transaction;

•	an update to our Prior Performance Summary;

•	the amendment of our share redemption program;

•	an update to the compensation paid to our dealer manager on shares sold to mutual funds;

•	the breaking of escrow in Pennsylvania;

•	experts information; and

•	information incorporated by reference.

Supplement no. 9 includes:

•	the status of the offering;

•	the extension of the offering; and

•	the execution of an agreement to purchase a ten-story office building containing approximately 268,200 square feet in Herndon, Virginia.

Supplement no. 10 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	an update to the risks related to this offering and our corporate structure;

•	an update to our affiliated companies;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2011, filed on March 14, 2012;

•	experts information; and

•	our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2011 and 2010, as filed in our Annual Report on Form 10-K, filed on March 14, 2012.